UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS	Page

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at September 30, 2018, and the related consolidated statements of income, comprehensive income for the quarter and nine-month period then ended, changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and its subsidiaries as at September 30, 2018, their consolidated financial performance for the quarter and nine-month period then ended and its cash flows for the nine-month period then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other matters

Complementary information - Statements of value added

We have also reviewed the consolidated statements of value added for the nine-month period ended September 30, 2018, included in Appendix I, prepared under the responsibility of the management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim consolidated financial statements taken as a whole.

São Paulo, October 30, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS
Thousands of Brazilian Real

ASSETS	Note	9/30/2018	12/31/2017

Cash and Balances With The Brazilian Central Bank		117,408,902	100,866,081

Financial Assets Held For Trading	3-a	-	52,439,576
Debt instruments		-	34,879,681
Equity instruments		-	489,770
Trading derivatives	17-a	-	17,070,125

Financial Assets Measured At Fair Value Through Profit Or Loss	3-a	54,124,232	-
Debt instruments		35,544,747	-
Equity instruments		802,874	-
Trading derivatives	17-a	17,104,212	-
Loans and advances to customers		672,399	-

Other Financial Assets Measured At Fair Value Through Profit Or Loss	3-a	1,657,281	1,692,057
Debt instruments		1,657,281	1,658,689
Equity instruments		-	33,368

Available-For-Sale Financial Assets	3-a	-	85,823,384
Debt instruments		-	84,716,747
Equity instruments		-	1,106,637

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3-a	77,170,124	-
Debt instruments		77,060,661	-
Equity instruments		109,463	-

Held to maturity investments	3-a	-	10,214,454

Loans and Receivables	3-a	-	322,336,767
Loans and amounts due from credit institutions		-	32,300,095
Loans and advances to customers		-	272,420,157
Debt instruments		-	17,616,515

Financial Assets Measured At Amortized Cost	3-a	376,430,692	-
Loans and amounts due from credit institutions		39,190,111	-
Loans and advances to customers		292,063,529	-
Debt instruments		45,177,052	-

Hedging Derivatives	17-a	335,784	192,763

Non-Current Assets Held For Sale	4	1,215,495	1,155,456

Investments in Associates and Joint Ventures	5	1,017,854	866,564

Tax Assets		33,400,973	28,825,741
Current		6,051,109	4,047,663
Deferred		27,349,864	24,778,078

Other Assets		4,797,985	4,578,270

Tangible Assets	6	6,359,430	6,509,883

Intangible Assets		29,918,469	30,202,043
Goodwill	7-a	28,378,288	28,364,256
Other intangible assets	7-b	1,540,181	1,837,787

Total Assets		703,837,221	645,703,039

The accompanying Notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	Notes	9/30/2018	12/31/2017

Financial Liabilities Held For Trading	8-a	-	49,322,546
Trading derivatives	17-a	-	16,514,154
Short positions	17-a.7	-	32,808,392

Financial Liabilities Measured At Fair Value Through Profit Or Loss	8-a	42,057,079	-
Trading derivatives	17-a	15,634,044	-
Short positions	17-a.7	26,423,035	-

Financial Liabilities Measured at Amortized Cost	8-a	538,370,721	478,880,704
Deposits from Brazilian Central Bank and deposits from credit institutions		87,684,453	79,374,685
Customer deposits		322,083,017	276,042,141
Marketable debt securities		74,390,325	70,247,012
Subordinated liabilities		-	519,230
Debt Instruments Eligible to Compose Capital		10,122,147	8,436,901
Other financial liabilities		44,090,779	44,260,735

Hedging Derivatives	17-a	192,696	163,332

Provisions	9-a	14,013,987	13,986,916
Provisions for pension funds and similar obligations		2,722,887	3,923,457
Provisions for judicial and administrative proceedings, commitments and other provisions		11,291,100	10,063,459

Tax Liabilities		7,499,179	8,248,019
Current		5,844,128	5,751,488
Deferred		1,655,051	2,496,531

Other Liabilities		10,022,923	8,013,921

Total Liabilities		612,156,585	558,615,438

Stockholders' Equity	10	93,044,830	87,425,075
Share Capital		57,000,000	57,000,000
Reserves		30,340,090	28,966,451
Treasury shares		(365,965)	(148,440)
Option for Acquisition of Equity Instrument		(1,017,000)	(1,017,000)
Profit for the period attributable to the Parent		8,887,705	8,924,064
Less: Dividends and remuneration		(1,800,000)	(6,300,000)

Other Comprehensive Income		(1,970,578)	(774,368)

Stockholders' Equity Attributable to the Parent		91,074,252	86,650,707

Non - Controlling Interests		606,384	436,894

Total Stockholders' Equity		91,680,636	87,087,601
Total Liabilities and Stockholders' Equity		703,837,221	645,703,039

The accompanying Notes are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS
Thousands of Brazilian Real

Note		7/01 to 9/30/2018	7/01 to 9/30/2017	1/01 to 9/30/2018	1/01 to 9/30/2017

Interest and similar income		18,275,321	17,708,273	53,703,972	54,814,833
Interest expense and similar charges		(7,218,358)	(8,764,578)	(22,506,382)	(28,960,121)
Net Interest Income		11,056,963	8,943,695	31,197,590	25,854,712
Income from equity instruments		4,619	(3,048)	26,349	69,430
Income from companies accounted by the equity method	5-a	23,267	14,943	56,229	53,596
Fee and commission income		4,257,611	3,916,082	12,909,096	11,512,022
Fee and commission expense		(888,049)	(786,939)	(2,566,564)	(2,222,577)
Gains (losses) on financial assets and liabilities (net)		(963,568)	1,462,349	(3,442,922)	1,162,105
Financial assets held for trading		-	1,485,871	-	1,359,253
Financial Assets Measured At Fair Value Through Profit Or Loss		(949,140)	-	(3,297,595)	-
Other financial instruments measured at fair value through profit or loss		8,204	37,621	(185,804)	83,996
Financial instruments not measured at fair value through profit or loss		(55,503)	14,201	(29,088)	(168,835)
Other		32,871	(75,344)	69,565	(112,309)
Exchange differences (net)		(639,111)	478,684	(3,819,916)	1,290,654
Other operating expense		(51,477)	(55,513)	(441,002)	(391,579)
Total Income		12,800,255	13,970,253	33,918,860	37,328,363
Administrative expenses		(4,257,000)	(4,062,888)	(12,451,616)	(11,695,390)
Personnel expenses	12-a	(2,302,957)	(2,285,762)	(6,848,701)	(6,584,098)
Other administrative expenses	12-b	(1,954,043)	(1,777,126)	(5,602,915)	(5,111,292)
Depreciation and amortization		(437,154)	(417,355)	(1,300,283)	(1,227,605)
Tangible assets	6-a	(302,808)	(298,370)	(906,990)	(885,920)
Intangible assets	7-b	(134,346)	(118,985)	(393,293)	(341,685)
Provisions (net)	9	(747,104)	(989,153)	(1,482,048)	(2,846,988)
Impairment losses on financial assets (net)		(2,965,883)	(2,854,086)	(9,145,062)	(9,011,895)
Loans and receivables	3-b.2	-	(2,852,401)	-	(9,011,736)
Financial Assets Measured At Amortized Cost	3-b.2	(2,966,113)	-	(9,145,115)	-
Gains (losses) due to derecognition of financial assets measured at amortized cost		230	(1,685)	53	(159)
Impairment losses on other assets (net)		(41,077)	(32,459)	(454,595)	(123,086)
Other intangible assets	7-b	-	-	(305,864)	(441)
Other assets		(41,077)	(32,459)	(148,731)	(122,645)
Gains (losses) on disposal of assets not classified as non-current assets held for sale
		(6,407)	947	(17,940)	1,178
Gains (losses) on non-current assets held for sale not classified as discontinued operations
		11,401	(17,637)	39,927	(356,331)
Operating Income Before Tax		4,357,031	5,597,622	9,107,243	12,068,246
Income taxes	11	(1,116,229)	(3,214,686)	(73,251)	(5,414,009)
Consolidated Net income for the period		3,240,802	2,382,936	9,033,992	6,654,237
Profit attributable to the Parent		3,185,653	2,324,053	8,887,705	6,497,756
Profit attributable to non-controlling interests		55,149	58,883	146,287	156,481

Note	7/01 to 9/30/2018	7/01 to 9/30/2017	1/01 to 9/30/2018	1/01 to 9/30/2017
Earnings Per Share (Brazilian Real)

Basic earnings per 1,000 shares (Brazilian Real)
Common shares	405.36	292.99	1,128.81	824.75
Preferred shares	445.90	322.28	1,241.69	907.23
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	405.01	292.97	1,127.83	824.71
Preferred shares	445.51	322.27	1,240.61	907.18

Net Profit attributable - Basic (Brazilian Real)
Common shares	1,546,462	1,128,003	4,314,377	3,154,159
Preferred shares	1,639,191	1,196,050	4,573,328	3,343,597
Net Profit attributable - Diluted (Brazilian Real)
Common shares	1,546,436	1,128,001	4,314,305	3,154,155
Preferred shares	1,639,217	1,196,052	4,573,400	3,343,601
Weighted average shares outstanding (in thousands) - basic
Common shares	3,815,001	3,850,024	3,822,057	3,824,364
Preferred shares	3,676,142	3,711,164	3,683,145	3,685,505
Weighted average shares outstanding (in thousands) - diluted
Common shares	3,818,258	3,850,226	3,825,313	3,824,565
Preferred shares	3,679,399	3,711,366	3,686,401	3,685,706

The accompanying Notes are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREENSIVE INCOME
Thousands of Brazilian Real
Note	7/01 to 9/30/2018	7/01 to 9/30/2017	1/01 to 9/30/2018	1/01 to 9/30/2017
Consolidated Profit for the Period	3,240,802	2,382,936	9,033,992	6,654,237

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(189,190)	964,377	(1,240,044)	1,550,068

Available-for-sale financial assets	-	939,867	-	1,673,126
Valuation adjustments - Gains / (Losses)	-	1,431,480	-	2,675,227
Amounts transferred to income statement	-	37,621	-	83,996
Income taxes	-	(529,234)	-	(1,086,097)

Financial Assets Measured At Fair Value Through Other Comprehensive Income	(64,959)	-	(1,062,895)	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(176,949)	-	(2,231,162)	-
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)	8,204	-	(22,604)	-
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)	-	-	296,802	-
Income taxes	103,786	-	894,069	-

Cash flow hedges	(124,231)	24,510	(177,149)	(123,058)
Valuation adjustments	(215,699)	52,167	(276,837)	(233,588)
Income taxes	91,468	(27,657)	99,688	110,530

Other Comprehensive Income that won't be reclassified for Net income:	4,141	(2,131)	340,636	(444,027)

Defined Benefits plan	4,141	(2,131)	340,636	(444,027)
Defined Benefits plan	10,355	4	584,565	(738,699)
Income taxes	(6,214)	(2,135)	(243,929)	294,672

Total Comprehensive Income	3,055,753	3,345,182	8,134,584	7,760,278

Attributable to the parent	3,000,604	3,286,299	7,988,297	7,603,797
Attributable to non-controlling interests	55,149	58,883	146,287	156,481
Total	3,055,753	3,345,182	8,134,584	7,760,278

The accompanying Notes are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Thousands of Brazilian Real

		Stockholders´ Equity Attributable to the Parent													Non-controlling Interests	Total Stockholders´ Equity
									Other Comprehensive Income
	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Available-for-sale Financial Assets	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total Stockholders´ Equity Attributable to the Parent

Balances at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	-	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

Total comprehensive income		-	-	-	-	6,497,756	-	6,497,756	1,673,126	-	(444,027)	-	(123,058)	7,603,797	156,481	7,760,278
Net profit		-	-	-	-	6,497,756	-	6,497,756	-	-	-	-	-	6,497,756	156,481	6,654,237
Other comprehensive income		-	-	-	-	-	-	-	1,673,126	-	(444,027)	-	(123,058)	1,106,041	-	1,106,041
Financial assets available for sale		-	-	-	-	-	-	-	1,673,126	-	-	-	-	1,673,126	-	1,673,126
Pension plans		-	-	-	-	-	-	-	-	-	(444,027)	-	-	(444,027)	-	(444,027)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	(123,058)	(123,058)	-	(123,058)
Appropriation of net profit		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	10-b	-	(5,250,000)	-	-	-	3,750,000	(1,500,000)	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Share based compensation		-	(38,129)	-	-	-	-	(38,129)	-	-	-	-	-	(38,129)	-	(38,129)
Treasury shares	10-c	-	(744,419)	487,731	-	-	-	(256,688)	-	-	-	-	-	(256,688)	-	(256,688)
Treasury shares income	10-c	-	274	-	-	-	-	274	-	-	-	-	-	274	-	274
Capital restructuring	10-c	-	-	(37)	-	-	-	(37)	-	-	-	-	-	(37)	-	(37)
Other		-	10,527	-	-	-	-	10,527	-	-	-	-	-	10,527	(130,414)	(119,887)
Balances at September 30, 2017		57,000,000	29,194,142	(26,340)	(1,017,000)	6,497,756	(1,500,000)	90,148,558	2,339,316	-	(2,527,504)	859,370	(912,941)	89,906,799	751,571	90,658,370

Balances at December 31, 2017	1- 2.i	57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	-	1,813,574	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601
Effects of IFRS 9 first adoption (note 1)	1-b	-	(1,245,023)	-	-	-	-	(1,245,023)	-	(296,802)	-	-	-	(1,541,825)	-	(1,541,825)
Balances at January 1, 2018	1- 2.i	57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	-	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776

Total comprehensive income		-	-	-	-	8,887,705	-	8,887,705	-	(1,062,895)	340,636	-	(177,149)	7,988,297	146,287	8,134,584
Net profit		-	-	-	-	8,887,705	-	8,887,705	-	-	-	-	-	8,887,705	146,287	9,033,992
Other comprehensive income		-	-	-	-	-	-	-	-	(1,062,895)	340,636	-	(177,149)	(899,408)	-	(899,408)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	-	(1,062,895)	-	-	-	(1,062,895)	-	(1,062,895)
Pension plans		-	-	-	-	-	-	-	-	-	340,636	-	-	340,636	-	340,636
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	(177,149)	(177,149)	-	(177,149)
Appropriation of net income from prior years		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument		-	106,440	-	-	-	-	106,440	-	-	-	-	-	106,440	(106,440)	-
Dividends and interest on capital	10-b	-	(6,300,000)	-	-	-	4,500,000	(1,800,000)	-	-	-	-	-	(1,800,000)	-	(1,800,000)
Share based compensation		-	(74,848)	-	-	-	-	(74,848)	-	-	-	-	-	(74,848)	-	(74,848)
Treasury shares	10-c	-	-	(217,488)	-	-	-	(217,488)	-	-	-	-	-	(217,488)	-	(217,488)
Treasury shares income	10-c	-	-	(37)	-	-	-	(37)	-	-	-	-	-	(37)	-	(37)
Capital restructuring	10-c	-	(6,644)	-	-	-	-	(6,644)	-	-	-	-	-	(6,644)	-	(6,644)
Other		-	(30,350)	-	-	-	-	(30,350)	-	-	-	-	-	(30,350)	129,643	99,293
Balances at September 30, 2018		57,000,000	30,340,090	(365,965)	(1,017,000)	8,887,705	(1,800,000)	93,044,830	-	453,877	(2,363,744)	859,370	(920,081)	91,074,252	606,384	91,680,636
The accompanying Notes are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOW STATEMENTS
Thousands of Brazilian Real

	Note	1/01 to 9/30/2018	1/01 to 9/30/2017
1. Cash Flows From Operating Activities
Consolidated Net income for the period		9,033,992	6,654,237
Adjustments to profit		10,966,992	14,423,904
Depreciation of tangible assets	6-a	906,990	885,920
Amortization of intangible assets	7-b	393,293	341,685
Impairment losses on other assets (net)		454,595	123,086
Provisions and Impairment losses on financial assets (net)		10,627,110	11,858,883
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(21,987)	355,153
Income from companies accounted by the equity method	5-a	(56,229)	(53,596)
Changes in deferred tax assets and liabilities	11	(2,738,655)	1,063,325
Monetary Adjustment of Escrow Deposits		(436,027)	(438,954)
Recoverable Taxes		(191,491)	(183,736)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		1,246	2,341
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		2,027,960	192,988
Other		187	276,809
Net (increase) decrease in operating assets		(54,896,421)	(30,295,869)
Balance with the Brazilian Central Bank		(13,445,459)	(1,575,335)
Financial assets held for trading		-	24,463,083
Financial Assets Measured At Fair Value Through Profit Or Loss		(256,352)	-
Other Financial Assets Measured At Fair Value Through Profit Or Loss		34,829	(32,096)
Available-for-sale financial assets		-	(34,171,498)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		2,604,171	-
Loans and receivables		-	(20,114,186)
Financial Assets Measured At Amortized Cost		(50,625,106)	-
Held to maturity investments		-	308,293
Other assets		6,791,496	825,870
Net increase (decrease) in operating liabilities		52,536,380	48,844,159
Financial liabilities held for trading		-	920,491
Financial Liabilities Measured At Fair Value Through Profit Or Loss		(7,265,467)	-
Financial liabilities at amortized cost		57,603,022	45,363,354
Other liabilities		2,198,825	2,560,314
Tax paid		(2,739,903)	(2,565,174)
Total net cash flows from operating activities (1)		14,901,040	37,061,257

2. Cash Flows From Investing Activities
Investments		(1,045,820)	(1,240,451)
Capital increase / Investments in associates and Joint Ventures		(36,051)	(13,164)
Acquisition of subsidiary, less net cash on acquisition		(111,224)	(8,464)
Tangible assets	6-a	(818,874)	(634,296)
Intangible assets	7-b	(79,673)	(540,814)
Corporate Restructuring		-	(43,713)
Change in Scope of Consolidation		2	-
Disposal		533,594	471,658
Tangible assets	6-a	96,799	32,971
Non-Current Assets Held For Sale		333,331	169,165
Dividends and interest on capital received		103,464	269,522
Total net cash flows from investing activities (2)		(512,226)	(768,793)

	Note	1/01 to 9/30/2018	1/01 to 9/30/2017
3. Cash Flows From Financing Activities
Acquisition of own shares		(217,488)	(256,688)
Issuance of other long-term liabilities	8-b.3	61,662,486	30,729,643
Dividends and interest on capital paid		(5,568,340)	(5,201,206)
Payments of other long-term liabilities	8-b.3	(64,025,363)	(65,172,634)
Payments of Subordinated Debts	8-b.4	(544,566)	-
Payments of interest of Debt Instruments Eligible to Compose Capital	8-b.5	(583,635)	(535,386)
Net increase in non-controlling interests		43,795	19,813
Capital Increase in Subsidiaries, by Non-Controlling Interests		98,000	-
Total net cash flows from financing activities (3)		(9,135,111)	(40,416,458)
Exchange variation on Cash and Cash Equivalents (4)		(1,246)	(2,341)
Net Increase in Cash and cash equivalents (1+2+3+4)		5,252,457	(4,126,335)
Cash and cash equivalents at the beginning of the period		22,670,902	18,129,581
Cash and cash equivalents at the end of the period		27,923,359	14,003,246

Cash and cash equivalents components
Cash and Balances With The Brazilian Central Bank		8,340,231	3,750,601
Loans and other		19,583,128	10,252,645
Total of cash and cash equivalents		27,923,359	14,003,246

Non-cash transactions
Foreclosure loans and other assets transferred to non-current assets held for sale		480,577	337,422
Dividends and interest on capital declared but not paid	10-b	600,000	500,000

Supplemental information
Interest received		53,015,354	56,052,475
Interest paid		22,839,931	30,365,320

The accompanying Notes are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1.            General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), stock company, with its head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the means of payment business, leasing, buying club management and securities, insurance brokerage operations, capitalization, management and recovery of non-performing credits and private pension plans. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the nine-month period ended on September 30, 2018, at the meeting held on October 30, 2018.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, as part of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred during the period, rather than duplicating information reported in the consolidated financial statements previously presented. Accordingly, these interim financial statements do not include all the information required for consolidated financial statements prepared under IFRS as issued by the IASB. To properly understand the information in these interim financial statements, it should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2017. The same accounting policies and methods of computation are followed in the interim financial statements as compared the most recent annual financial statements.

Adoption of new standards and interpretations

Since January 1, 2018, The Bank has adopted the new rule IFRS 9 and IFRS 15 and interpretations. The following rule is applicable to the Bank:

•  IFRS 9 – Financial Instruments: issued in its original format in July 2014, the IASB - International Accounting Standards Board approved the IFRS 9, which replaces the IAS 39 Financial Instruments, according to the guidelines arising from the G-20 (group composed by the finance ministers and presidents ot the Central Banks from 19 of the largest economies in the world and the Europe Union) meeting, held in April 2009, establishing the financial instruments recognition and measurement, impairment evaluation and hedge accounting requirements.

i. Transition

The changes in the accounting practices resulting from the IFRS 9 adoption were applied retrospective and modified. The differences of the financial assets and liabilities balances derived from the IFRS 9 adoption were registered in the accumulated profits and reserves on January 1, 2018. That way, the information disclosed in 2017 reflects the IAS 39 requirements, therefore, the following notes to financial statements are necessary to understand the differences related to the information from the same period of 2018.

ii. Financial assets and liabilities

Initial recognition and measurement

The Bank recognizes initially the loans and advances, deposits, debt instruments issued and subordinated liabilities at the date of origin.

All other financial instruments (including regular financial assets purchases and sales) are recognized at the date of trade which corresponds to when the Bank became part on the agreement.

A financial asset or liability is measured initially at fair value, added, in the case of an item not measured at fair value, by transaction cost directly attributable to its acquisition or issuance.

iii. Classification

Financial assets

On the initial recognition a financial asset is classified as measured at amortized cost, fair value through other comprehensive income and fair value through profit or loss.

A financial asset is measured at amortized cost if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows; and

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

A debt instrument is measured at fair value through other comprehensive income (FVOCI) if the following conditions are met and if it is not classified as measured at fair value through profit and loss:

• The asset is held in a business model which its purpose is to hold assets in order to collect their cash flows and the disposal of financial assets; and

• The agreement terms of the financial asset generate, in specific dates, cash flows which referred exclusively to the payment of principal and interests.

On the initial recognition of an equity instrument not held for trading, the Bank may choose in an irrevocable way to disclose the subsequent fair value changes in Other Comprehensive Income (OCI). This option is made considering each investment individually and it was not used by the Bank.

All other financial assets are classified as measured at fair value through profit and loss (FVPL)

Besides that, on the initial recognition, the Bank may irrevocably classify as measured at fair value through profit and loss a financial asset which, in other way, meet the requirements to be measured at amortized cost or at fair value through other comprehensive income if this classification eliminates or reduces substantially an accounting mismatch that could ever exist. This option was not used.

iv. Business model evaluation

The Bank evaluates the purpose of its business models in which the assets are held in the portfolio level to evaluate the way the business is managed and information is provided to the Management. The information considered are:

• Defined policies and goals for the portfolio and the application of such policies. Highlighting, if Management’s strategy is focused on receiving contractual interest income, it should maintain a specific interest rate profile, or to adequate the assets duration;

• How the portfolio performance is evaluated and how it is reported to the Bank Management;

• The risks that affects the business model performance (and financial assets held in that business model) and how those risks are managed;

• How the business managers are compensated – for example – if the compensation is related to the fair value of the assets or in the contractual cash flows received;

• The frequency, volume and the moment of the sales in previous periods, the reason of such sales and their expectation over future sales. The information regarding sales activity should not be considered in isolation, but as part of a general evaluation of how the goal defined by the Bank to manage the financial assets is being achieved.

The financial assets held for trading or managed, which performance is evaluated based on the fair value, are measured at fair value through profit and loss once they are not held to receive the contractual cash flows nor to receive the contractual cash flows and financial assets sale.

v. Evaluation to determine if the contractual cash flows refer exclusively to principal and interest payments

For the purpose of this evaluation, “principal” is defined as  the fair value of financial asset on the initial recognition. “Interests” are defined as  the consideration for the value of the currency in time and to the credit risk associated to the amount of principal during a specific period and for other risks and loans basic costs (for example, liquidity risk and administrative costs) as well as for the profit margin.
To evaluate if the contractual cash flows refer exclusively to the payment of principal and interests, the Bank considers the contractual terms of the instrument. This includes evaluating whether the financial asset contains a contractual term that could change its deadline or the contractual cash flows in a way that it would not meet this condition. When carrying out the evaluation, the Bank considers:

• contingent events that could change the cash flows amount and deadline;

• leverage;

• prepayment deadlines and extension;

• terms that limit the Bank rights over the cash flows; and

• resources that modify the consideration of the currency value in time - for example, periodic readjustment of interest rates.

vi. Reclassification of the Financial Assets Categories

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage its financial assets.

vii. Financial assets write-off

The Bank writes-off a financial asset when the asset´s contractual cash flow expires or when the Bank transfers the rights to receive the contractual cash flow in a transaction which essentially all risks and benefits of the financial asset property are transferred or that the Bank does not transfer nor keep substantially all risks and benefits of the financial asset property and does not control it.

In the event of a financial asset written-off, the difference between the book value of the asset (or the book value allocated to the part of the asset written-off) and the sum of (i) the payments received (including any other obtained asset, deducted by any liability assumed) and (ii) possible gains or losses accumulated recognized in “Other comprehensive income” is registered in the income statement.

From the aforementioned adoption date of the IFRS, possible gains/losses accumulated and recognized in “Other comprehensive income” related to the equity instruments designated at fair value through other comprehensive income are not registered in the income statement through write-off of such instruments.

The Bank carries out transfer operations of assets recognized in its financial statement but keep all or substantially all risks and benefits of the assets transferred or part of them. In this case, the transferred assets are not written-off. Examples of such operations include assignments of loan portfolios with substantial retention of risks and benefits.

Transfer operations in which the Bank does not maintain or transfer substantially all risks and benefits of a financial asset property or retain its control, the Bank continues to recognize the asset in the extent of its continuous involvement, determined by the extent of the its exposure to changes in the asset value transferred.

viii. Financial Liabilities write-off

The Bank writes-off a financial liability when its contractual obligations are extinct, canceled or expired.

ix. Effective interest rate

The effective interest rate is the rate used to discount exclusively the payments or receipts of estimated cash flow during the expected life time of the financial asset or liability to the gross accounting value of a financial asset (that is, its amortized cost before any impairment provision) or the amortized cost of a financial liability. The calculation does not consider expected credit loss and includes transaction costs, premium or discounts and interest rates paid or received that are parties of the effective interest rate, such as origin rates.

1. Changes in the financial assets and liabilities

i. Financial assets

If the terms of a financial asset are modified, the Bank assess if the its cash flows are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset are considered matured. In this case, the original financial asset is written-off and a new financial asset is recognized at fair value.

ii. Accounting practices applicable from January 1, 2018

If the cash flow of the modified asset measured at amortized cost are not substantially different, the modification does not result in the write-off of the financial asset. In this case the Bank recalculates the gross accounting value of the financial asset and recognizes the value derived from the adjustments to the accounting value as gain or loss from the modification in the income statement. If a modification of this nature is made due to financial difficulties of the debtor, gains or losses are presented in conjunction with impairment losses. In other cases, they are presented as interest income.

iii. Interest income

The interest income is calculated applying the effective interest rate to the gross book value of the financial assets, except:

(a) Impaired financial assets acquired or originated for those which the effective original adjusted interest rate to credit is applied to the amortized cost of the financial asset.

(b) Impaired financial assets acquired or originated, but posteriorly presented a default event (or “stage 3”), for which the interest income is calculated applying the effective interest rate to the amortized cost net of provision.

iv. Equity instruments

Equity instruments are instruments that comply with the definition of equity in the issuer point of view, that is, instruments that do not have contractual obligation of payment and that highlight residual interest in the issuer’s equity. Examples of equity instruments include common shares.

Usually the Bank measures all equity instruments at fair value directly against profit and loss, except in cases where the Bank’s Management chooses, at the moment of the initial recognition, the irrevocable designation as fair value through other comprehensive income. When the Bank’s policy accepts to designate capital investments as FVOCI, when such investments are maintained for other purposes that do not generate investment yield, the fair value gains or losses are recognized in OCI and are not subsequently reclassified to income statement, including when the asset is written off. The impairment losses (and their reversals) are not registered separately from other fair value changes. Dividends, when they represent a yield from such investments, continue to be recognized in the income statement with other yields when the Bank has the right to receive payments.

The gains and losses on equity investments at FVPL are included in the heading “Financial assets held for trading” in the Income Statement.

v. Financial liabilities

The Bank writes-off a financial liability when its terms are modified, and the cash flows are substantially different. In this case a new financial liability is recognized at fair value based in the modified terms. The difference between the book value of the extinct financial liability and the new financial liability with modified terms is recognized in the income statement.

vi. Offset

The financial assets and liabilities are offset, and the net value presented in the financial statement when, and only when, the Bank currently has the right to legally offset the amounts and the intention to settle them together or realize the asset and liability simultaneously.

Incomes and expenses are presented offset only when it is allowed by IFRS rules or for gains or losses derived from similar group of operations, as in the Bank’s trading activity.

vii. Fair value measurement

The “fair value” corresponds to the price that would be received in the sale of an asset or payment of a liability in a transaction organized between participants of the market at the date of measurement in the main market or, in its absence, in the most advantageous market which the Bank has access at that date. The fair value of a liability reflects its risk of default.
When it is available, the Bank measures the fair value of an instrument based on the price quoted in an active market for that instrument. The market is considered active if the operations regarding the asset or liability occurred regularly and with volume enough to provide information about prices in a continuous way.

If there is no quoted price in an active market, the Bank uses evaluation techniques to maximize the use of relevant observable information and minimize the use of non-observable information. The technique chosen includes all factors that would be considered by the market participants in the pricing of an operation.

The best evidence of the fair value of a financial instrument, at the initial recognition, correspond to the regular price of operation – that is, the fair value of the consideration paid or received. If the Bank determines that the fair value, at the initial recognition, differs from the operation price and the fair value is not a quoted price in an active market for an identical asset or liability nor based on an evaluation technique in which non-observable information are considered irrelevant related to the measurement, the financial instrument will be initially measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the operation price. This difference is posteriorly reorganized in the income statement properly based on the instrument lifetime, but not before the evaluation is fully supported by observable market information or the operation becomes closed.

If an asset or liability measured at fair value has a purchase or sale price, the Bank measures its assets and long positions at the purchase price and the liabilities and short positions at the sale price.

The financial assets and liabilities portfolios exposed to the market risk and to the credit risk managed by the Bank based on the net exposure to the market or credit risk are measured at a price which would be received to sell a net long position (or be paid to transfer a net short position) for the exposure to the specific risks.

The fair value of an on demand resource financial liability(demand deposit, for example) is not inferior to the value to pay on demand, discounted from the date that the payment could be required.

viii. Impairment

The Bank registers impairment provisions of credit expected related to the following financial instruments not measured at fair value through profit and loss:

• financial assets that are debt instruments;

• lease payments receivable;

• issued financial warranties contracts; and

• issued loan commitments.

No impairment loss is registered for equity instruments.

The Bank measures the loss allowance at a value equal to credit losses during the lifetime, except for the following instruments, for which are registered 12-month expected credit losses:

• debt instruments that present low credit risk at the closing date; and

• other financial instruments (except amounts lease payments receivable) in which the credit risk did not substantially increase since their initial recognition.

The allowance for losses on lease operations are always measured at the value equal to the expected credit loss during their lifetime.

ix. Measurement of expected credit losses

The expected credit losses are a weighted estimate of credit loss probability. They are measured as follows:

• financial assets not subjected to impairment at the closing date: as the present value of all cash insufficiencies (that is, the difference between the cash flows due and the cash flows that the Bank expects to receive);

• financial assets subjected to impairment at the closing date: as the difference between the gross book value and the present value of estimate cash flows;

• loan commitments to be released: as the present value of the difference between the contractual cash flows due for the Bank in case of the totally usage of the commitment and the cash flows that the Bank expects to receive; and

• financial warranty contracts: expected payments to reimburse the owner deducted by the amount that the Bank expects to recover.

x. Modified assets

If the terms of a financial asset are not renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to evaluate if the financial asset should be written-off and the expected credit losses are measured as follow:

• If the expected restructuring results in the write-off of the existing asset, the expected cash flows coming from the modified financial asset are included in the calculation of the cash flow insufficiency of the existing asset.

• If the expected restructuring does not result in the write-off of the existing asset, the expected fair value of the new asset is treated as final cash flow of the existing financial asset at the moment its writte-off.

This amount is included in the calculation of cash insufficiency discounted from the estimate date of write-off until the closing date, using the original effective interest rate of the existing financial asset.

xi. Determining significant increases in credit risk

At each financial statement reporting date, the Bank evaluates whether the financial assets measured at amortized cost and the debt financial instruments measured at fair value through other comprehensive income are subjected to impairment.

A financial asset is “subjected to impairment” when one or more events which impact negatively the future cash flows estimate of the financial asset occurs.

The evidence that a financial asset is subject to impairment includes the following observable information:

• significant financial difficulty of the debtor or issuer;

• delays of its contractual obligations;

• breach of contract, like default or delay;

• the restructuring of a loan or advance by the Group in conditions that the Group does not consider;

• the probability that the debtor goes bankrupt or in a financial reorganization; or

• the disappearance of an active market for securities due to financial difficulties.

A loan that has been renegotiated due to the financial deterioration of the borrower is generally considered as subject to impairment unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

xii. Presentation of expected credit losses in the financial statements

The allowance for expected credit losses is presented in the financial statements as follow:

• financial assets measured at amortized cost: as a deduction on the gross book amount of the assets;

• loans commitments and financial warranty contracts: generally, as a provision; and

• debt instruments measured at fair value through other comprehensive income: no loss provision is registered in the financial statements, because the book amount of such assets corresponds to the fair value.

xiii. Impairment objective evidence

In each closing date, the Bank evaluates the existence of the objective evidence that the financial assets not measured at fair value through profit and loss become impaired. A financial asset or group of financial assets are impaired when objective evidences have shown that the event of loss occurred after the asset’s initial recognition and the event of loss impacted the asset’s future cash flows that could be estimated safely.

Objective evidences that the financial assets are impaired include:

• significative financial difficulty of a debtor or issuer;

• default or arrears by a debtor;

• the restructuring of a loan or advance by the Bank in conditions the Bank would not consider;

• indication that a debtor or issuer could go bankrupt;

• the disappearing of an active market for a financial asset; or

• observable information related to a group of assets, such as changes in the payment status from the borrowers or issuers in the group, or economic conditions correlated to the group’s default.

Loans that has been renegotiated due to the financial deterioration of the borrower is generally considered as impaired unless there might be an evidence that the risk of not receiving the contractual cash flow has been significantly reduced and there is no other impairment indicator.

All loans and advances and investment securities at amortized cost, individually significant were submitted to an impairment test. Loans and advances and investment securities at amortized cost not considered as individually significant were collectively submitted to the impairment test through the grouping of loans and advances and investment securities at amortized cost with similar characteristics of credit risk.

xiv. Individual or collective evaluation

An individual impairment measurement was based on the Management’s best estimate of the cash flows present value expected to receive. When estimating these cash flows the Management uses its judgment related to the financial situation of a debtor and to the net realizable value of any underlying collateral. Each impaired asset was evaluated was evaluated in terms of their merits, since the test strategy and the cash flows estimated considered recoverable were approved by Credit Risk.

When assessing a need for collective allowance for losses, Management considered factors such as credit quality, portfolio size, concentration and economic factors. In order to estimate the provision needed, assumptions were established to define how the inherent losses were modeled and to determine the parameters of necessary information, based on the historic experience and current economic conditions.

xv. Impairment measurement

The impairment losses for assets measured at amortized cost were calculated as the difference between the book value and the present value of the future cash flow estimated, discounted by the asset’s original effective interest rate. The impairment losses for asset classified as available for sale were calculated as the difference between the book value and the fair value.

xvi. Impairment reversal

For asset measured at amortized cost: If an event occurred after the impairment caused the reduction in the impairment loss value, the reduction will be reverted in the income statement.

For securities classified as available for sale: If, in a subsequent period, the fair value of a debt security impaired has increased and this event can be reliably linked to an event occurred after the impairment recognition, the impairment loss value reduced was reverted in the income statement; otherwise, any increase in the fair value is recognized in the other comprehensive income.

Any subsequent recovery of the equity instrument fair value classified as available for sale and reduced by impairment was recognized at any time in other comprehensive income.

The reconciliation of stockholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity conciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities (Note 3.d)	(674,513)
Re-measurement of assets arising from the new categories	17,806
Interest income	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 1/01/2018	85,545,776

2. Designation at fair value through profit and loss

i. Financial Assets

At the initial recognition, the Bank has determined specific financial assets to be measured at fair value through profit or loss, once this determination quits or significantly decreases an accounting mismatch that could occur.

3. Values of expected credit losses

Information, assumptions and techniques used in the impairment estimate

i. Classification of financial instruments by stages

The financial instruments portfolio subject to impairment is divided by three levels, based on the stage of each instrument related to credit risk level:

- Stage 1: It is understood that a financial instrument in this phase has not a significant increase in its risk since the initial recognition. The provision for this asset represents the expected loss resulting from possible non-compliance during the next 12 months from the report date;

- Stage 2: If it is identified a significant increase in the risk since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the value related to the provision for expected default losses reflects the estimate loss of the financial instrument residual life. For the evaluation of the significant increase of credit risk, quantitative indicators used in the regular management of credit risk will be used, as well as other qualitative variables, such as the indication of an operation not impairment if it is considered as refinancing operations or operations included in a special agreement; and

- Stage 3: A financial instrument is registered in this stage when it shows effective deterioration signals as a result from one or more events already occurred and that materialize them in a loss. In this case, the value referred to the provision for losses reflected the expected losses by credit risk during the expected residual life of the financial instrument.

ii. Impairment estimate methodology

The expected loss measurement is made through the following factors:

- Exposure at Default (EAD): is the amount of the transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications in the payment schedule.

- Probability of Default (PD): is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. For the purposes of IFRS 9, this will consider both PD-12 months, which is the probability of the financial instrument entering default within the next 12 months, and also lifetime PD, which is the probability of the transaction entering into default between the reporting date and the transaction’s residual maturity date. Future information of relevance is considered to be needed to estimate these parameters, according to the standard.

- Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.

- Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

iii. Default definition

The Bank considers that a financial asset is defaulted when:

• it is likely that the debtor will not fully pay its credit obligations to the Bank; or

• the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.

Overdrafts are considered overdue if the client violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

• qualitative - for example, violations of restrictive clauses (covenants);

• quantitative - for example, status of past due and non-payment of another obligation of the same issuer to the Bank; and

• based on information collected internally and obtained from external sources.

iv. Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the useful life and impairment losses are explained in the accounting practices note. The comparative values for 12/31/2017 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

R$ milhões	Total
Allowance for loan losses - Balance 12/31/2017	18,261,638
Allowance for guarantees - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9 (Note 1.2i)	2,823,564
IFRS 9 Balance at 01/01/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. There have been no significant changes on the segregation for September 30, 2018.

4. Financial assets and liabilities

A. Classification of financial assets and liabilities at the initial adoption of IFRS 9

The table below shows the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	12/31/2017	Reclassifications	Remeasurement (Note 1.1. xvi)	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial Assets	IAS 39	Loans and receivables	340,598,405	339,669,247	-	339,669,247	Measured at Amortized cost
				492,429	5,197	497,626	Measured at Fair value through profit and loss
				436,729	(7,179)	429,550	Measured at Fair value through other comprehensive income
		Available-for-sale	85,823,384	4,762,234	3,791	4,766,025	Measured at Amortized cost
				79,954,513	-	79,954,513	Measured at Fair value through other comprehensive income
				1,106,637	15,997	1,122,634	Measured at Fair value through profit and loss
		Held to maturity investments	10,214,454	10,214,454	-	10,214,454	Measured at Amortized cost
		Held for trading	52,439,576	52,439,576	-	52,439,576	Measured at Fair value through profit and loss
		Other financial assets measured at fair value through profit and loss	1,692,057	1,692,057	-	1,692,057	Other financial assets measured at fair value through profit and loss
Total (1)			490,767,876	490,767,876	17,806	490,785,682
(1) Does not include Provision for Losses on contingent claims and commitments.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	12/31/2017	Reclassifications	Remeasurement (Note 1.1. xvi)	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial liabilities	IAS 39	Held for trading	49,322,546	-	-	49,322,546	Held for trading
		Amortized cost	478,880,704	-	-	478,880,704	Measured at Amortized cost
Total			528,203,250	-	-	528,203,250

Revenue from Customers Contracts

• IFRS 15 - The standard was issued in May 2014 and applies to an annual reporting period beginning on January 1, 2018. This standard specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides five basic principles to be applied to all contracts with customers, which are: i) identify the contract with the customer; ii) identify the implementing obligations under the contract; iii) determine the transaction price; iv) allocate the transaction price to performance obligations; and v) recognize revenue at the moment (or the extent to which) the entity carrying out an obligation of execution.

'The IFRS 15’s basic principle consists in the fact that an entity recognizes revenues to describe the transference of products or services rendered to clients using the value that reflects the consideration which the entity expects to receive in return of such products or services rendered.

After the analysis on the commissions/fees applied by the Banco Santander versus the IFRS 15 concepts, it was possible to conclude that there were no significant impact on the revenues current recognized, from the adoption of new norm on January 1, 2018.

Annual Improvements of IFRS

2015-2017 Cycle (Public Consultation) - The issues included in this cycle are: IAS 12 Income Taxes.

IAS 12 - Income Taxes - The issue relates to the presentation of income tax consequences of payments on, and issuing costs of, financial instruments that are classified as equity, ie whether an entity recognizes the relevant income tax consequences directly in equity or in profit or loss.

IAS 23 - Borrowing Costs - Clarify whether an entity transfers specific borrowings to the general borrowings pool once the construction of a qualifying asset is complete.

Standards and interpretations that will come into force after September 30, 2018

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after September 30, 2018 had not yet been adopted by the Bank:

• IFRS 16 – Leasing contracts – Issued in January 2016 with the mandatory enforcement date since January 1st, 2019. This rule contains a new approach for the leasing contracts, which requires from the lessee the assets and liabilities recognition based on the rights and obligations created by the contract. That way, first the entity shall evaluate whether the contract is or contain leasing characteristics. The contract is or contain leasing characteristics, if it transmits the right to control the identified asset use in a defined period in return of a consideration.

Effective from January-2019, the Bank is still in the process of analyzing this new rule, looking carefully the new concept of leasing, specially acting as tenant. Acting as lessee, the Bank does not expect great changes.

• IFRS 17 – In May 2017, IASB issues this rule for insurance contracts which its goal is to replace IFRS 4. The enforcement date of IFRS 17 is on January 1st, 2021. The rule´s purpose is to improve the disclosure on the financial statement being one of the main changes the profit recognition during the time that the insurance services are being rendered, evaluating the insurance company´s performance during time.

The possible impacts due to the changes to be applied beginning on January 1, 2018 are under the Bank's analysis, which shall be concluded until the date of enforcement of the rule.

c) Estimates used

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are the best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the consolidated entities in order to quantify certain assets, liabilities, revenues, expenses, and disclosure notes.

c.1) Critical estimates

The main estimates were discussed in detail for the consolidated financial statements as of December 31, 2017. In the period ended September 30, 2018, there were no significant changes in the estimates performed at the end of the year 2017, in addition to those indicated in these interim financial statements, especially arising from the application of IFRS 9.

The estimates and critical assumptions that have the most significant impact on the carrying amounts of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes, are described below:

i. Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The current income tax expense is calculated by sum of the Current Tax, Social Contribution, PIS and Cofins resulting from the application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes) net of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit accumulated in the negative base of CSLL. These amounts are measured at the tax rates that are expected to be applied in the period when the asset is realized, or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits, against which deferred tax assets can be utilized, and deferred tax assets that do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit for tax purposes or accounting profit. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which of the deferred tax assets/liabilities can be utilized.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made based on the findings generated by the performed analysis. Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and on a technical study.

For further details, see note 2.aa of the Complete Financial Statements as of December 31, 2017.

ii. Fair value measurement of certain financial instruments

Financial instruments are initially recognized at fair value, which is considered equivalent to the transaction price, until proven otherwise, and those that are not measured at fair value through profit are adjusted by the transaction costs.

Financial assets and liabilities are subsequently measured at each period-end by using valuation techniques. This calculation is based on assumptions, which take into account management's judgment based on existing information and market conditions at the date of financial statements.

Banco Santander classifies fair value measurements using a fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments between Level I, II or III.

For further details, see note 2.e and 48.c8 of the Consolidated Financial Statements as of December 31, 2017, which present the sensitivity analysis for Financial Instruments.

iii. Post-employment benefits

The defined benefit plans are recorded based on an actuarial study, conducted annually by an specialized company, at the end of each year to be effective for the subsequent period and are recognized at the income statement in "Interest expense and similar Charges" and "Provisions (net)".

The present value of the defined benefit obligation is the present value without any assets deductions of expected future payments required to settle the obligation resulting from employee service in the current and past periods.

For further details, see note 2.x of the Consolidated Financial Statements as of December 31, 2017.

iv. Provisions, contingent assets and liabilities

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

Note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2017, includes information on provisions and the contingent assets and liabilities. There were no significant changes in the Bank’s provisions and contingent assets and liabilities between December 31, 2017 and these interim financial statements' reporting date of September 30, 2018.

v. Goodwill

The goodwill recorded is subject to impairment test at least annually or in a shorter period, if any indication of impairment of assets.

The recoverable goodwill amounts are determined from value in use calculations. For this purpose, the Bank estimates cash flows for a period of 5 years. The Bank prepares cash flows considering several  factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among other, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company or whenever there is evidence of reduction to its recoverable amount, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Executive Board.

For additional details see note 7.a.

vi. Allowance for loan losses

The allowance for loan losses are measured and booked according to the established practices by IFRS 9, as explained in the previous note.

d) Comparative information

These interim financial statements include the comparable interim period of September 30, 2017, for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is December 31, 2017.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-month period ended September 30, 2018.

f) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality in relation the interim financial statements.

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long-term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

Bank's management decided to segregate the line item "Effects of Changes in Foreign Exchange Rates on Assets and Liabilities" and the corresponding impacts on the net cash flows from operating activities. Consequently, the Consolidated Cash Flow Statements have been reclassified for nine-month period ended September 30, 2017, with the aim of better presentation of the financial statements.

Management considered such reclassifications as irrelevant.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional currency of these statements.

For each subsidiary, entity abroad and investment in a non-consolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments, which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issuance of "Notes" must be registered at an specific liability account and updated according to the agreed rates and adjusted by the effect of the exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 8-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated stockholders´ equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold or no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of hedge accounting structures as of September 30, 2018, the Bank used the option of IAS 39 to maintain the practices determined by this rule, while IFRS 9 has not yet defined all the treatments to be applied for this operation type.

2.   Basis of consolidation

Below are highlighted the direct and indirect controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method in the consolidated financial statements by the Bank is provided in Note 5.

Controlled by Banco Santander (Brasil) S.A.		Participation %
	Activity	Consolidated
Banco Bandepe S.A.	Bank	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Créditos Financeiros ) (4)	Securitization	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (current corporate name of Santander Participações S.A.) (3) (6) (9) (10) (15) (17)	Other Activities	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100.00%
Santander Brasil EFC	Financial	100.00%
Santander Holding Imobiliária S.A. (current corporate name of Webcasas S.A.) (2)	Holding	100.00%
Santander Brasil Tecnologia S.A. (current corporate name of Produban Serviços de Informática S.A.) (16)	Technology	100.00%
Rojo Entretenimento S.A. (11)	Other Activities	94.60%
BEN Benefícios e Serviços S.A	Other Activities	100.00%

Controlled da Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current corporate name of da Atual Companhia Securitizadora de Créditos Financeiros ) (1)
Ipanema Empreendimentos e Participações (1)	Credit Management and Recovery Management	70.00%

Controlled by Ipanema Empreendimentos e Participações (1)
Gestora de Investimentos Ipanema (1)	Resource Manager	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	100.00%

Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	100.00%

Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Savings and annuities	100.00%
Evidence Previdência S.A.	Social Securities	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos)	Payment Institution	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (12)	Bank	60.00%
Banco PSA Finance Brasil S.A.	Bank	50.00%
Banco Hyundai Capital Brasil S.A. (company in the process of transformation and original BHJV Assessoria e Consultoria Empresarial Ltda.) (8)	In transformation	50.00%

Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	100.00%
Olé Tecnologia Ltda.	Other Activities	100.00%

Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (current corporate name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil))	Leasing	100.00%

Consolidated Investment Funds		Participation %
	Activity	Consolidated
Santander FIC FI Contract I Referenciado DI	Investment Fund	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	(a)
Santander Paraty QIF PLC (5)	Investment Fund	(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5)	Investment Fund	(a)
BRL V - Fundo de Investimento Imobiliário-FII (7)	Real Estate Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Not Standardized (Fundo Investimento Ipanema NPL VI) (13)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Not Standardized (Fundo Investimento Ipanema NPL V) (14)	Investment Fund	(a)

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) On October 26, 2017, after the Brazilian Central Bank issued an official letter with its positive manifestation in favor of the transaction, the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços was formalized. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

(2) At the EGM held on November 1, 2017, it was approved the change in the corporate name from Webcasas S.A. to Santander Holding Imobiliária S.A. and business purpose to new activities to be performed.

(3) On December 22, 2017, Santander Corretora de Seguros, Cia de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind SA entered into an agreement for the sale of 100% percent) of the shares issued by BW Guirapá I SA held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa. The basic price of the total sale of this operation is R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. On April 2, 2018, the closing of the transaction was implemented.The investment was written off and, consequently, the assets and liabilities of BW Guirapa I S.A. and subsidiaries were no longer consolidated in the Conglomerate Balance Sheet as of January 1, 2018.

On April 2, 2018, the sale was completed. (Note 10)."

(4) At the Extraordinary General Meeting held on March 23, 2018, a capital increase of R$150,000 was approved, through the issue of one hundred and forty-five million, four hundred and nineteen thousand, two hundred and ninety two) new common, nominative shares with no par value, with capital stock increasing from R$120,000 to R$270,000,divided into 265,419,392 registered common shares with no par value, fully owned by Santander Brasil.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6) At the ESM held on September 29, 2017, Santander Corretora de Seguros' stockholders' equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017, of which the amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, increasing the current capital from R$1,717,652 to R$1,726,115, by issuing a total of 37,554 (thirty-seven thousand, five hundred and fifty-four) nominative common shares with no par value that were subscribed and paid-in on that date by Banco Santander, the issue price was set at R$343.50 per share, calculated based on their respective carrying amounts, on the base date of August 31, 2017.

(7) Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

(8) Company incorporated on April 11, 2018. In accordance with the Stockholders'Agreement, effective operational control is exercised by Aymoré CFI, a wholly-owned subsidiary of Banco Santander.

(9) On November 17, 2017, Banco Santander acquired from Santusa Holding, S.L. the share held by it in the share capital of Santander Serviços. Banco Santander became the holder of 99.99% of the shares of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded on Stockholders' Equity.

(10) On August 31, 2017, the merger of Santander Microcrédito by Santander Corretora de Seguros was approved. With the extinction of Santander Microcrédito, Santander Corretora de Seguros became its successor in all its rights and obligations.

(11) Investment transferred from non-current assets held for sale (Note 4) in June 2018.

(12) All stockholders canceled the General Shareholders’ Meeting of December 19, 2017, which approved the increase in the capital stock of Olé Consignado in the amount of R$120,000. On February 9, 2018, stockholders representing the entire share capital of Olé Consignado, meeting at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid up by the stockholders on the date of the AGE in proportion to their respective stockholdings. The Extraordinary Shareholders' Meeting held on February 9, 2018, which approved the capital increase, was approved by the Central Bank in an order dated March 15, 2018.

(13) This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The current Companhia Securitizadora de Créditos Financeiros (current Securitization Company), company controlled by the Bank, holds 100% of the fund´s shares.

(14) This fund was consolidated in October 2017 and is indirectly controlled by Atual Securitizadora.

(15) On November 30, 2017, the merger by Santander Corretora de Seguros. With the extinction of Santander Serviços , Santander Corretora de Seguros became its successor in all its rights and obligations.

(16) At the ESM held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five (45,371,225) common, nominative shares Nominal value.

(17) On September 29, 2017, the merger of Santander Brasil Advisory by Santander Corretora de Seguros was approved. With the extinction of Santander Brasil Advisory, Santander Corretora de Seguros became its successor in all its rights and obligations.

a) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On December 20, 2017, the Bank signed agreements with HDI Seguros S.A. (HDI), in order to form a partnership for the issuance, offering and commercialization of car insurance 100% digital, through the creation of a new insurance company – the Santander Auto, which is controlled 50% by Sancap, entity fully controlled by Banco Santander, and 50% by HDI. The conclusion of this operation is subjected to the compliance with determined conditions including relevant regulatory authorizations. On March 2, 2018 the CADE approval has been granted.

Banco Santander purchased, on February 19 and, 2018, respectively, the totality of shares of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática S.A., formerly held by Produban Servicios Informáticos Generales, S.L.for the amount of BRL 61.078 and BRL 42.731, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 shares, without par value, entirely subscribed and paid by Banco Santander. On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A.

b) Formation of Santander Auto

On December 20, 2017, Banco Santander and HDI Seguros SA. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, the partnership was approved by CADE, on April, 30, was approved by the Brazilian Central Bank and, on May, 15, SUSEP's prior approval was obtained. On October 9, through transformation of the vehicle company    L.G.J.S.P.E EMPREENDIMENTOS E PARTICIPAÇÕES S.A., Sancap and HDI Seguros constituted the Santander Auto S.A., with the share capital of R$ 15.000.000,00. The start-up of Santander Auto's operations still depends on SUSEP's authorization to operate

c) Purchase of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of Banco Santander (Note 15), entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda. Gestora de Investimentos Ipanema Ltda. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Brazilian Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA, were signed by the stockholders, whose control will be shared among the stockolders who will hold 20% of the its share capital each. At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285.205, so that the capital stock increased from R$65,283 to R$351,028.

The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285.205 (Note 5.a).

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, the BEN Benefícios e Serviços S.A., 100% owned by Banco Santander S.A., was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similars vouchers, via printed or electronic and magnetic cards. The Bank estimates the 2019 start-up of the Ethics in Research Committee from the last quarter of 2018 and early 2019.

f) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The bank shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital On a Presidential Decree of September 18th, 2017, the Brazilian government recognized its interest in the foreign stockholding on the bank. In September 27, 2017, the Brazilian Central Bank issued its positive manifestation in favor of the project. On April 11, 2018, Aymoré CFI and Hyundai Capital formed, with an equity share of 50% held by Aymoré and 50% held by Hyundai Capital, a limited liability company named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., a non-operational entity which, on May 8th, 2018, was converted into a stock corporation named Banco Hyundai Capital Brasil S.A, and had its capital stock increased in the amount of R$ 99,995, amounting the total share capital of R$ 100,000, divided into 100,000,000 nominative common shares without par value. The bylaws of Banco Hyundai Capital Brasil S.A. are under analysis before the Brazilian Central Bank and its role as a financial institution under a multiple bank category is subject to issuance by the Brazilian Central Bank of an authorization to operate. Aymoré CFI holds the control of such entity.

g) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., a company with a 70% equity stake indirectly held by Santander Brasil, has entered into an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A. to acquire a stockolding corresponding to 51% of the share capital of Loop Gestão de Pátios S.A. (Loop), through capital increase and issuance of new shares of Loop to be fully subscribed and paid in by Webmotors. Loop acts in the segment of auto sales and virtual and physical auctions of auto-vehicles. On September 25, 2018, operation was closed through the capital injection with issuance of shares representing a 51% equity participation at Loop, which were fully subscribed and paid in by Webmotors S.A.

h) Constitution of Esfera Fidelidade S.A.

On August 14, 2018, Sfera Fidelidade S.A. was incorporated, 100% owned by Banco Santander, which will act in the development and management of customer loyalty programs.

i) Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion (approximately R$ 3.2 billion) and the purpose of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and that it allows an increase of the ability to source funds. The branch was authorized by the Luxembourg financial authority on March 5, 2018. On April 3, 2018, the Company's capital stock was reduced by US$1 billion to the outstanding capital of the Luxembourg branch.

3.   Financial assets

a) Breakdown by Category and Nature

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at September 30, 2018 and December 31, 2017, is as follows:

	9/30/2018
	Financial Assets Measured At Fair Value Through Profit Or Loss	Other Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total

Loans and amounts due from credit institutions	-	-	-	39,190,096	39,190,096
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	39,190,096	39,190,096
Loans and advances to customers	-	-	-	292,063,545	292,063,545
Of which:
Loans and advances to customers, gross (1)	-	-	-	311,606,824	311,606,824
Impairment losses (note 3-b.2)	-	-	-	(19,543,279)	(19,543,279)
Debt instruments	35,544,747	1,657,281	77,060,661	45,177,052	159,439,741
Of which:
Debt instruments	-	-	-	47,868,467	47,868,467
Impairment losses (note 3-b.2)	-	-	-	(2,691,415)	(2,691,415)
Equity instruments	802,874	-	109,463	-	912,337
Trading derivatives	17,104,212	-	-	-	17,104,212
Financial Assets Measured At Amortized Cost - Debt Instruments	672,399	-	-	-	672,399
Total	54,124,232	1,657,281	77,170,124	376,430,693	509,382,330

						12/31/2017
	Financial Assets Held for Trading	Other Financial Assets Measured at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Held to maturity investments	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	-	-	-	32,300,095	32,300,095
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	32,369,110	32,369,110
Impairment losses (note 3-b.2)	-	-	-	-	(69,015)	(69,015)
Loans and advances to customers	-	-	-	-	272,420,157	272,420,157
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	287,829,213	287,829,213
Impairment losses (note 3-b.2)	-	-	-	-	(15,409,056)	(15,409,056)
Debt instruments	34,879,681	1,658,689	84,716,747	-	17,616,515	138,871,632
Of which:
Debt instruments	-	-	-	-	20,400,082	20,400,082
Impairment losses (note 3-b.2)	-	-	-	-	(2,783,567)	(2,783,567)
Equity instruments	489,770	33,368	1,106,637	-	-	1,629,775
Trading derivatives	17,070,125	-	-	-	-	17,070,125
Held to maturity investments	-	-	-	10,214,454	-	10,214,454
Total	52,439,576	1,692,057	85,823,384	10,214,454	322,336,767	472,506,238

(1)   On September 30, 2018, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$143,306 (12/31/2017 – R$431,397), and R$1,171,125 (12/31/2017 – R$428,248) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

b) Valuation adjustments for impairment of financial assets

b.1) Financial Assets Measured at Fair Value through Other Comprehensive Income

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2017, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of Financial Assets Measured At Fair Value Through Other Comprehensive Income (classified as available-for-sale financial assets until December 31, 2017, prior to the IFRS 9 adoption, as described in note 1), whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On September 30, 2018 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Financial Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers

The changes in the balance of the allowances for impairment losses on the assets included under inancial “Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers” (classified as “Loans and Receivables” until December 31, 2017, prior to the IFRS 9 adoption, as described in note 2) for the nine-month period ended September 30, 2018 and 2017 were as follows:

1/01 to 9/30/2018
Balance at beginning of the period (in 01/01/2018 after the IFRS 9 first adoption)	20,723,062
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	9,750,980
Write-off of impaired balances against recorded impairment allowance	(8,239,348)
Balance at end of the period (Note 3.a)	22,234,694
Provision for contingent liabilities (note 9.a)	695,022
Total balance of allowance for impairment losses, including provisions for contingent liabilities	22,929,716
Loans written-off recovery	605,865
01/01 a 30/09/2017
Balance at beginning of the period (IAS 39) (Note 3.a)	18,191,126
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	9,907,488
Write-off of impaired balances against recorded impairment allowance	(9,831,801)
Balance at end of the period (IAS 39)	18,266,813
Loans written-off recovery	895,752

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets measured at amortized cost” (classified previously at Impairment losses on financial assets - loans and receivables) amounted to R$9,145,115 and R$9,011,736 in the nine-month period ended September 30, 2018 and 2017, respectively.

c) Impaired assets

A financial asset is considered impaired when there is objective evidence that events have occurred which: (i) give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities); (ii) mean that their carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of terms of loans, and (iv) during the Bankruptcy process.

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the nine-month period ended September 30, 2018 and 2017 is as follows:

1/01 to 9/30/2018
Balance at beginning of the period (in 01/01/2018 after the IFRS 9 first adoption)	19,847,987
Net additions	9,798,986
Write-off of impaired balances against recorded impairment allowance	(8,239,348)
Balance at end of the period (IFRS 9)	21,407,625

01/01 a 30/09/2017
Balance at beginning of the period (IAS 39)	18,887,132
Net additions	9,537,241
Write-off of impaired balances against recorded impairment allowance	(9,831,801)
Balance at end of the period (IAS 39)	18,592,572

d) Provisions for contingent liabilities

According to the Note 2.iii.ix, IFRS 9 requires that a provision for expected loan losses shall be registered for contracts of financial guarantees provided which had not been honored. It shall be measured and registered the provision expense that reflects the credit risk when the honor of these guarantees occurs and the client endorsed does not comply with its contractual obligations. So it is demonstrated below the changes of such provisions for the period of three months ended in September 30, 2018.

1/01 to 9/30/2018
Balances at the beginning of the period (in 01/01/2018 after the IFRS 9 first adoption) (Note 1.1 xvi)	674,513
Constitution of provisions for contingent liabilities	20,509
Balances at the end of period (Note 3.b.2)	695,022

4.   Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets for sale.

On June 30, 2018, the Management of Banco Santander revalued its strategy on the investment in the company Real TJK Empreendimento Imobiliário SA (currently corporate name Rojo Entretenimento SA), a company that owns the Santander Theater, and decided to transfer the item non-current assets held for sale to associates and subsidiaries (Note 2). As of December 31, 2017, the amount recorded under the caption was R$130,713.

5.   Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled: when they possess a stockholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating policy decisions of the investee) but it does not control or has joint control over those policies.

a) Breakdown

	Activity		Participation %
Jointly Controlled by Banco Santander		Country	9/30/2018	12/31/2017
Banco RCI Brasil S.A.	Bank	Brasil	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brasil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1) (6)	Securitization	Brasil	9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(5)(6)	Other Activities	Brasil	11.11%	11.11%
Gestora de Inteligência de Crédito (2)(4)	Credit Bureau	Brasil	20.00%	20.00%
Campo Grande Empreendimentos (9)	Other Activities	Brasil	25.32%	25.32%

Jointly Controlled by Santander Corretora de Seguros (current Company name of Santander Participações S.A.)
Webmotors S.A. (7)	Other Activities	Brasil	70.00%	70.00%
Tecnologia Bancária S.A. - TecBan (1)	Other Activities	Brasil	19.81%	19.81%
PSA Corretora de Seguros e Serviços Ltda. (3)(8)	Insurance Broker	Brasil	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brasil	21.75%	21.75%

		Investments
			9/30/2018	12/31/2017

Jointly Controlled by Banco Santander			570,700	495,264
Banco RCI Brasil S.A.			471,879	427,801
Norchem Participações e Consultoria S.A.			25,875	25,550
Cibrasec - Companhia Brasileira de Securitização			7,293	7,438
Estruturadora Brasileira de Projetos S.A. - EBP			3,666	4,707
Gestora de Inteligência de Crédito			61,732	29,513
Campo Grande Empreendimentos			255	255

Jointly Controlled by Santander Corretora de Seguros (current Company name of da Santander Participações S.A.)			426,365	350,440
Webmotors S.A.			279,603	197,930
Tecnologia Bancária S.A. - TecBan			145,711	151,019
PSA Corretora de Seguros e Serviços Ltda.			1,051	1,491

Significant Influence of Banco Santander			20,789	20,860
Norchem Holding e Negócios S.A.			20,789	20,860
Total			1,017,854	866,564

	Results of Investments
	7/01 to 9/30/2018	7/01 to 9/30/2017	1/01 to 9/30/2018	1/01 to 9/30/2017
Jointly Controlled by Banco Santander	18,607	4,575	38,826	27,117
Banco RCI Brasil S.A.	18,379	4,276	42,622	27,162
Norchem Participações e Consultoria S.A.	262	403	890	1,378
Cibrasec - Companhia Brasileira de Securitização	80	123	187	351
Estruturadora Brasileira de Projetos S.A. - EBP	27	(1)	(1,042)	(1,548)
Gestora de Inteligência de Crédito	(141)	(226)	(3,831)	(226)

Jointly Controlled by Santander Corretora de Seguros (current Company name of Santander Participações S.A.)	4,539	10,060	16,962	25,464
Webmotors S.A.	8,066	5,442	21,961	14,561
Tecnologia Bancária S.A. - TecBan	(3,556)	4,381	(5,309)	10,340
PSA Corretora de Seguros e Serviços Ltda.	29	237	310	563

Significant Influence of Banco Santander	121	308	441	1,015
Norchem Holding e Negócios S.A.	121	308	441	1,015
Total	23,267	14,943	56,229	53,596

	9/30/2018
		Total assets	Total liabilities	Total profit/(loss) (5)
Jointly Controlled by Banco Santander		11,670,587	9,970,139	121,148
Banco RCI Brasil S.A.		11,149,139	9,918,432	145,975
Norchem Participações e Consultoria S.A.		79,023	27,273	1,779
Cibrasec - Companhia Brasileira de Securitização		79,882	3,541	1,923
Estruturadora Brasileira de Projetos S.A. - EBP		33,064	76	(9,376)
Gestora de Inteligência de Crédito		329,479	20,817	(19,153)

Jointly Controlled by Santander Corretora de Seguros		1,955,666	1,376,282	5,195
Webmotors S.A.		184,219	27,322	31,372
Tecnologia Bancária S.A. - TecBan		1,768,283	1,347,899	(26,797)
PSA Corretora de Seguros e Serviços Ltda.		3,164	1,061	620

Significant Influence of Banco Santander		122,559	26,979	2,026
Norchem Holding e Negócios S.A.		122,559	26,979	2,026
Total		13,748,812	11,373,400	128,369

	12/31/2017
		Total assets	Total liabilities	Total profit/(loss) (5)
Jointly Controlled by Banco Santander		9,432,738	8,043,604	43,866
Banco RCI Brasil S.A.		9,057,261	7,985,647	74,452
Norchem Participações e Consultoria S.A.		78,674	27,574	2,665
Cibrasec - Companhia Brasileira de Securitização		86,378	9,884	4,000
Estruturadora Brasileira de Projetos S.A. - EBP		42,627	264	(14,040)
Gestora de Inteligência de Crédito		167,798	20,235	(23,211)

Jointly Controlled by Santander Corretora de Seguros		1,967,989	1,077,782	74,861
Webmotors S.A.		490,458	50,413	31,264
Tecnologia Bancária S.A. - TecBan		1,472,774	1,025,593	41,932
PSA Corretora de Seguros e Serviços Ltda.		4,757	1,776	1,665

Significant Influence of Banco Santander		122,176	26,267	5,597
Norchem Holding e Negócios S.A.		122,176	26,267	5,597
Total		11,522,903	9,147,653	124,324

b) Changes

The changes in the balance of this item in the periods ended September 30, 2018 and 2017 were as follows:

Jointly Controlled	1/01 to 9/30/2018	1/01 to 9/30/2017
Balance at beginning of period	845,704	969,097
Income from companies accounted for by the equity method	55,788	52,581
Addition	62,068	13,164
Dividends proposed / received	(20,810)	(129,321)

Market value adjustment	(640)	-
Other Comprehensive Income	21,250	-
Capital increase of Jointly Controlled (4)	36,051	-
Other	(2,346)	(37,211)
Balance at end of period	997,065	868,310

Significant Influence
Balance at beginning of period	20,860	20,980
Income from companies accounted for by the equity method	441	1,015
Dividends proposed / received	(512)	(1,337)
Balance at end of period	20,789	20,658
Total	1,017,854	888,968

(1)   Companies with one month lag for the equity calculation. For accounting purposes of equity accounting, the position of 08/31/2018 was used on 09/30/2018

(2)   Company incorporated in April 2017 and it is in the pre-operational phase. Pursuant to the stockholders' agreement, the control is shared between stockholders who hold 20% of its share capital each. At the EGM held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the share capital increased from R$1 to R$65,823, through the issuance of 6,582,200 (six million, five hundred eighty-two thousand two hundred) new shares. The shares issued in the capital increase were fully subscribed at the same date by the stockholders in the proportion of 20% of its share capital each.

(3)   In December 31, 2017, according to the contractual change, the PSA Corretora de Seguros stockholders decided to increase its share capital in R$ 401, that way the share capital increased from R$500 to R$901, through the issuance of 400.532 new shares. The new shares issued were subscribed and paid at the same date.

(4)   At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285.205, that way its share capital increased from R$65,823 to R$351,028, through the issuance of 29,013,700 new shares, being 14,506,850 as ordinary shares. That way, the share capital increase was fully subscribed at the same day by the stockholders in the proportion of 20% of each interest which were totally paid.

(5)   According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(6)   The Bank has a participation of less than 20%, and there is no control block in the company, and business decisions are taken jointly by the stockholders.

(7)   Although participation exceeds 50%, in accordance with the stockholders' agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.), and Carsales.com. Investments PTY LTD (Carsales).

(8)   Pursuant to the stockholders' agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações SA) and PSA Services LTD.

(9)   Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A., one of the Company partner. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

c) Impairment losses

There are no impairment losses with respect to investments in associates and joint ventures for the period ended September 30, 2018 and December 31, 2017.

d) Other information

Details of the main subsidiaries not consolidated by Banco Santander:

-Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, primarily engaged in investment, leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing and leasing the dealer network and the end consumer. It is a financial institution part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Stockholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and the other controller.

-Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo engaged in the design, implementation and/or availability of electronic catalogs, space, products, services or means of marketing products and/or services related to the automotive industry, on the Internet through the website www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures. It is a company of Santander´s Economic and Financial Conglomerate (Santander Group) and Carsales.com Investments PTY LTD (Carsales), and its operations are conducted as part of a group of institutions that operate jointly. According to the Stockholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and the other controller.

6.   Tangible assets

a) Changes

Changes in the Tangible assets balances for the nine months period ended September 30, 2018 and 2017, are as follows:

	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balances as of December 31, 2017	2,016,815	996,519	3,492,790	3,759	6,509,883
Addition	5,894	155,925	656,995	60	818,874
Write-off	(8,611)	(19,294)	(68,894)	-	(96,799)
Depreciation	(61,795)	(365,171)	(480,024)	-	(906,990)
Acquisition of entities	-	390	267	-	657
Impairment	-	-	(2,935)	-	(2,935)
Transfers	773	(16,044)	(68,453)	(3,759)	(87,483)
Corporate Restructuring (Note 2)	92,271	17,693	12,957	1,302	124,223
Balances as of September 30, 2018	2,045,347	770,018	3,542,703	1,362	6,359,430

	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balances as of December 31, 2016	2,103,952	857,916	3,680,806	3,759	6,646,433
Addition	89	284,824	349,383	-	634,296
Write-off	(9,540)	(3,684)	(18,569)	-	(31,793)
Depreciation	(61,550)	(375,130)	(449,240)	-	(885,920)
Impairment	6,378	-	-	-	6,378
Transfers	(43)	278,040	(292,377)	-	(14,380)
Balances as of September 30, 2017	2,039,286	1,041,966	3,270,003	3,759	6,355,014

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on September 30, 2018 and 2017.

c) Tangible asset purchase commitments

On September 30, 2018, the Bank has R$116,475 million in contractual commitments for the acquisition of tangible assets (12/31/2017 - R$75 million).

7.   Intangible assets

a) Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment testing and has been allocated according to the operating segments (note 14).

Based on the assumptions described above management has not identified any evidence of goodwill impairment on December 31, 2017. Throughout 2018 no indication of impairment of goodwill was identified.

	9/30/2018	12/31/2017
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Olé Consignado	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304
Ipanema Empreendimentos e Participações Ltda.	27,631	28,120
Produban Serviços de Informática S.A.	16,381	-
Others	-	1,860
Total	28,378,288	28,364,256

Commercial Bank
12/31/2017
Key assumptions:
Basis for determining the recoverable amount	Value in use: cash flows
Period of the projections of cash flows (1)	5 years
Perpetual growth rate	8.3%
Discount rate (2)	14.6%

(1)   The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)   The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.42%.

The impairment test was performed during the second half of 2017, since at the end of each reportable period or whenever there is any indication of impairment, goodwill is tested for impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for the calculation of present value (value in use) of future cash flows discounted to present value. With the variation of + 0.25% or -0.25% in these rates, the value of future cash flows discounted to present value remains higher than Banco Santander's stockholders' equity.

b) Other intangible assets

Changes in the other intangible assets for the nine months period ended September 30, 2018 and 2017 are as follows:

	IT developments	Other assets	Total
Balances as of December 31, 2017	1,734,866	102,921	1,837,787
Addition	494,854	177	495,031
Write-off	(415,302)	(56)	(415,358)
Transfers	321,765	34	321,799
Amortization	(378,858)	(14,435)	(393,293)
Impairment (1)	(305,864)	-	(305,864)
Additions by Company Acquisition (Note 2.b)	7	-	7
Corporate Restructuring (Note 2)	72	-	72
Balances as of September 30, 2018	1,451,540	88,641	1,540,181
Estimated Useful Life	5 years	Until 5 years	-

	IT developments	Other assets	Total
Balances as of December 31, 2016	1,768,251	113,552	1,881,803
Addition	558,912	14,857	573,769
Write-off	(28,574)	(4,381)	(32,955)
Transfers	17,338	464	17,802
Amortization	(325,049)	(16,636)	(341,685)
Balances as of September 30, 2017	1,990,878	107,856	2,098,734
Estimated Useful Life	5 years	Until 5 years	-

(1)   In 2018, it refers to the recognition by Banco Santander of impairment losses on intangible assets in the acquisition and development of systems. The loss was recorded as a result of the technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets.

8.   Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at September 30, 2018 and December 31, 2017 is as follows:

	9/30/2018
	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	87,684,453	87,684,453
Customer deposits	-	322,083,017	322,083,017
Marketable debt securities	-	74,390,325	74,390,325
Trading derivatives	15,634,044	-	15,634,044
Short positions	26,423,035	-	26,423,035
Debt Instruments Eligible to Compose Capital	-	10,122,147	10,122,147
Other financial liabilities	-	44,090,779	44,090,779
Total	42,057,079	538,370,721	580,427,800

	12/31/2017
	Trading Financial Liabilities	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	79,374,685	79,374,685
Customer deposits	-	276,042,141	276,042,141
Marketable debt securities	-	70,247,012	70,247,012
Trading derivatives	16,514,154	-	16,514,154
Subordinated liabilities	-	519,230	519,230
Short positions	32,808,392	-	32,808,392
Debt Instruments Eligible to Compose Capital	-	8,436,901	8,436,901
Other financial liabilities	-	44,260,735	44,260,735
Total	49,322,546	478,880,704	528,203,250

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	9/30/2018	12/31/2017
Demand deposits (1)	340,574	306,081
Time deposits (2)	63,945,458	52,739,163
Repurchase agreements	23,398,421	26,329,441
Of which:
Backed operations with Government Securities	8,749,190	26,329,441
Backed operations with Private Securities	14,649,231	-
Total	87,684,453	79,374,685

(1)   Non-interest bearing accounts.

(2)   It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending, locally  and abroad, and other foreign credit.

b.2) Customer deposits

	9/30/2018	12/31/2017
Demand deposits
Current accounts (1)	17,746,965	17,559,985
Savings accounts	44,429,152	40,572,369
Time deposits	191,898,254	146,817,650
Repurchase agreements	68,008,646	71,092,137
Of which:
Backed operations with Private Securities (2)	14,649,230	33,902,890
Backed operations with Government Securities	53,359,416	37,189,247
Total	322,083,017	276,042,141

(1)   Non-interest bearing accounts.

(2)   Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Marketable Debt securities

	9/30/2018	12/31/2017
Real Estate Credit Notes - LCI (1)	26,402,049	27,713,873
Eurobonds	5,044,650	1,992,828
Treasury Bills (2)	29,523,016	31,686,259
Agribusiness Credit Notes - LCA (3)	13,420,610	8,854,052
Total	74,390,325	70,247,012
	-	-
Indexers:	National Currency	Foreign Currency

Treasury Bills	97% to 106.0% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre-fixed: 4.7% to 17.74%	-
	105% of SELIC	-
Real estate credit notes - LCI	71.8% to 97% of CDI	-
	Pre-fixed: 7.3% to 14,00%	-
	100% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	87% to 94% of CDI	-
Eurobonds	15.7%	0.85% to 9.25%

(1)   LCI´s are fixed income securities underlined to mortgage loans and collateralized by mortgage or chattel mortgage on property. On September 30, 2018, there are maturities between 2018 to 2026 (12/31/2017- there were maturities between 2018 to 2026).

(2)   The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2018, the maturities are between 2018 to 2025 (12/31/2017 - they have a maturity between 2018 to 2025).

(3)   Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 80,0% to 96,0% of the CDI. On September 30, 2018, the maturities are between 2018 to 2023 (12/31/2017 - the maturities were between 2018 to 2019).

The changes in the balance of Marketable debt instruments in the nine-month periods ended on September 30, 2018 and 2017 were as follows:
	1/01 to 9/30/2018	1/01 to 6/30/2017
Balance at beginning of the period	70,247,012	99,842,955
Issues	61,662,486	30,729,643
Payments	(64,025,363)	(65,172,634)
Interest	3,864,633	6,629,038
Exchange differences and other	2,641,557	(85,479)
Balance at end of the period	74,390,325	71,943,523

The Composition of "Eurobonds and other securities" is as follows:

				Interest	9/30/2018	12/31/2017
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	2017	2018	USD	Zero Coupon. 0.9% to 7.7%	-	40,333
Eurobonds	2017	2018	USD	Zero Coupon to 2.3%	550,300	10,656
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	199,532	1,195,668
Eurobonds	2017	2024	USD	6.9% to 10.0%	649,065	165,677
Eurobonds	2018	2018	USD	Zero Coupon to 2.9%	265,630	541,487
Eurobonds	2018	2019	USD	Zero Coupon a 3.5%	347,609	-
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	20,029	-
Eurobonds	2018	2019	USD	LIBOR 1M + 1.50%	204,511	-
Eurobonds	2018	2024	USD	6.9%	1,230,642	-
Eurobonds	2018	2025	USD	5.9%	1,385,386	-
Other					191,946	39,007
Total					5,044,650	1,992,828

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	9/30/2018	12/31/2017

Subordinated Liabilities	may - 08	may - 15 to may - 18	R$283	CDI (2)	-	109,572
Subordinated Liabilities	may to jun - 08	may - 15 to jun - 18	R$268	IPCA (3)	-	409,658
Total					-	519,230

(1)   Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2)   Between December 2017 and May 2018, indexed to 100% and 112% of the CDI.

(3)   Between December 2017 and June 2018, indexed to the extended consumer price index plus interest of 8.3% p.a. to 8.4% p.a.

Mainly Banco Santander Espanha acquired these instruments (Note 15.d).

Changes in the balance of "Subordinated liabilities" for the nine-month period ended September 30, 2018 and 2017 were as follows:

	1/01 to 9/30/2018	1/01 to 6/30/2017
Balance at beginning of the period	519,230	466,246
Payments	(544,566)	-
Interest	25,336	39,144
Balance at end of the period	-	505,390

b.5) Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of equity instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)(3)	9/30/2018	12/31/2017

Tier I (1)	jan-14	no maturity (perpetual)	R$3,000	7.4%	5,067,622	4,187,531
Tier II (2)	jan-14	jan-24	R$3,000	6.0%	5,054,525	4,249,370
Total					10,122,147	8,436,901

(1)   Interest quarterly paid since April 29, 2014.

(2)   The interest payable semiannually since July 29, 2014.

(3)   The effective interest rate, considering the income tax source assumed by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

Mainly Banco Santander Espanha acquired these instruments (Note 15.d).

Changes in the balance of "Debt Instruments Eligible to Compose Capital" for the nine-month period ended on September 30, 2018 and 2017 were as follows:

	1/01 to 9/30/2018	1/01 to 6/30/2017
Balance at beginning of the period	8,436,901	8,311,918
Interest payment Tier I (1)	209,587	203,505
Interest payment Tier II (1)	171,057	165,205
Foreign exchange variation	1,888,237	(137,056)
Payments of interest - Tier I	(280,815)	(257,062)
Payments of interest - Tier II	(302,820)	(278,324)
Balance at end of the period	10,122,147	8,008,186

(1)   The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

9.   Provisions

a) Breakdown

	9/30/2018	12/31/2017
Provisions for pension funds and similar obligations (1)	2,722,887	3,923,457
Provisions for judicial and administrative proceedings, commitments and other provisions	11,291,100	10,063,459
Judicial and administrative proceedings under the responsibility of former controlling stockholders	696,640	707,131
Judicial and administrative proceedings	9,089,937	8,365,320
Of which:
Civil	2,842,636	2,522,005
Labor	3,974,974	3,448,388
Tax and Social Security	2,272,327	2,394,927
Provision for contingent liabilities (Note 3 b.2)	695,022	-
Other provisions	809,501	991,008
Total	14,013,987	13,986,916

(1)   In the nine-month period ended September 30, 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations. In the Consolidated Statements of Income, this amount was recorded under Provision (Net).

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are part of lawsuits and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. Banco Santander has the policy to fully provision the lawsuits for which the loss assessment is considered probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses derived from lawsuits and administrative proceedings.

In October 2017, the Bank joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,562. As a consequence, provisions were reversed in the amount of R$435,454. In the Statement of Income, a reversal of provisions was recorded, net of tax effects, in the total of R$96,129.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017, changed to Low 13,496/2017.

The adherence to the program included judicial and administrative tax cases related to Income Tax, Social Contribution and Social Security Contributions from the period of 1999 to 2005 tax periods, in the total of R$534,001, after the benefits of the amnesty program, of which R$191,897 payment was due in August 2017 and R$299,820 was done in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$491,717, tax net.

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$3,601,226 (December 31, 2017 - R$3,501,464 ): Banco Santander and its subsidiaries filed lawsuits aiming to eliminate the application of Law 9,718/1998, which modified the calculation basis of PIS and Cofins applied to all revenues of legal entities and not only to those arising from services rendered and sale of goods. Regarding Banco Santander lawsuit, on April 23, 2015, it was published the Brazilian Supreme Court ("STF") decision admitting the Extra common Appeal filed by the Federal Government regarding PIS and denying the move forward of the Extra common Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the lawsuit relating to Cofins is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The eligibility of PIS by Banco Santander and the eligibility of PIS and Cofins by the other controlled companies are pending of final judgment by the STF. In the fiscal year 2015, with the decision of the STF, Banco Santander reversed the provision constituted to cover legal obligations related to Cofins, in the amount of R$7,950 million (R$4,770 million, after tax effects).

• Increase in CSLL tax rate - R$930,398 (December 31, 2017 - R$905,113 ) – The Bank and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. The lawsuits are still pending of judgment.

Banco Santander and its subsidiaries are part in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$726,267 (December 31, 2017 – R$714,604 ):  in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Santander Brasil Tecnologia S.A.(current denomination of Produban Serviços de Informática S.A. and Santander DTVM) filed lawsuit aiming to cancel both tax charges on the period ended September 30, 2018 amounting R$1,455,2 million. Based on the evaluation of legal advisors, it was constituted provision to lawsuits with risk of loss as probable.

• Social Security Contribution (INSS) - R$271,050 (December 31, 2017 – R$265,022 ): Banco Santander and its subsidiaries got into lawsuits and administrative proceedings to challenge the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services  for Financial Institutions (ISS) - R$235,671 (December 31, 2017 - R$237,960 ): Banco Santander and its subsidiaries filed lawsuits and administrative proceedings to challenge some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services (Note 9.b.4 - Possible Loss Risk).

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans  -  Lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are favorable decisions to Banks at the STF with regard to a economic phenomenom similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the lastly court prior to the Supreme Court ("STJ") had decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the oustanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of moneysavers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of the agreement signed by the parties was submitted to the STF, which is responsible to decide about its viability.

Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$21,100 million, being the main lawsuits as follow:

• INSS on Profit Sharing Payments (“PLR”) – Bank and the subsidiaries have several lawsuits and administrative proceedings arising from inquiries by tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2018 the amounts related to these proceedings totaled approximately R$4,646 million.

• ISS - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal challenges for various municipalities to pay ISS on various revenues arising from operations that are usually not classified as services. As of September 30, 2018, the amounts related to these lawsuits amounted to approximately R$3,561 million.

Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On September 30, 2018, the figure was R$2,467 million.

• Goodwill amortization of Banco Real – the Brazilian Tax Authority issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. As of September 30, 2018, the balance was approximately R$1,366 million.

• CSLL Tax Losses- Tax assessment  issued by the Brazilian Revenue Service, based on supposed excess utilization of Tax losses and negative basis of CSLL, of 2009 fiscal year , as a result of the other previous assessments  related to previous tax periods. There is no administrative decision yet. As of September 30, 2018, the amount involved was R$1,013 million.

• Goodwill amortization of Banco Sudameris – the Brazilian Tax Authority have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On September 30, 2018, the balance was approximately R$609 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses  because they fail to meet the relevant requirements under applicable law. As of September 30, 2018 the amount related to this challenge is approximately R$448 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Authority of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of September 30, 2018 the amount related to this proceeding is approximately R$298 million.

The labor claims with classification of loss risk as possible totaled R$65 million, excluding the lawsuits below:

• Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extra common appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extra common appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

• Readjustment of Banesprev retirement complements by the IGPD-I - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,361 million, being the main lawsuits as follow:

• Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça);

• Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage which was not handed down yet;

• Lawsuit arising from a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$685,964, R$3,979 and R$6,697 (December 31, 2017 - R$ 692.807 , R$ 1.812  and R$ 6.697 ), with responsibility of the former controlling stockholders of the bank and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

10. Stockholders Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand shares
	9/30/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	75,745	101,388	177,133	66,207	91,779	157,986
Foreign Residents	3,742,950	3,578,448	7,321,398	3,752,488	3,588,057	7,340,545
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(11,060)	(11,060)	(22,120)	(5,845)	(5,845)	(11,690)
Total outstanding	3,807,635	3,668,776	7,476,411	3,812,850	3,673,991	7,486,841

b) Dividends and interest on capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to relevant legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Prior to the annual stockholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of interest on capital in the first period of 2018 is described below:

	9/30/2018
	Thousands of Reais	Real per Thousand Shares / Units
		Common	Preferred	Units
Interest on Capital (1)(4)	600,000	76.3304	83.9634	160.2938
Intercalary Dividends (2)(4)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3)(4)	600,000	76.4985	84.1484	160.6469
Total on September 30, 2018	1,800,000

(1)   Established by the Board of Directors in March 27, 2018, Common Shares - R$0.0649, preferred - R$0.0714 e Units - R$0.1362  net of taxes and will be paid in April 26, 2018, without any remuneration for monetary restatement.

(2)   Established by the Board of Directors in June 2018, and were be paid on July 4, 2018 without any compensation as monetary correction.

(3)   Established by the Board of Directors in September 28, 2018, Common Shares - R$65.0237, preferred - R$71.5261 e Units - R$136.5498  net of taxes and will be paid in October 26, 2018, without any remuneration for monetary restatement.

(4)   The amount of interest on stockholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

	12/31/2017
	Thousands of Reais	Real per Thousand Shares / Units
		Common	Preferred	Units
Interest on Capital (1)(6)	500,000	63.378	69.716	133.094
Interest on Capital (2)(6)	500,000	63.528	69.881	133.409
Interest on Capital (3)(6)	500,000	63.592	69.951	133.543
Intercalary Dividends (4)(3)	2,500,000	318.299	350.129	668.429
Interest on Capital (5)(6)	2,300,000	292.835	322.119	614.954
Total on December 31, 2017	6,300,000

(1) Established by the Board of Directors in April 2017, Common Shares -  R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes, and was paid  from May 26, 2017 without any compensation as monetary correction.

(2) Established by the Board of Directors in July 2017, Common Shares -  R$53.9988, preferred - R$59.3987 and Units - R$113.3975 net of taxes, and was paid  from August 25, 2017 without any compensation as monetary correction.

(3) Established by the Board of Directors in September 2017, Common Shares -  R$54.0530, preferred - R$59.4583 and Units - R$113.5113 net of taxes, and was paid  from October 26, 2017 without any compensation as monetary correction.

(4) Established by the Board of Directors in December 2017, and will be paid from February 26, 2018 without any compensation as monetary correction.

(5) Established by the Board of Directors in December 2017, Common Shares - R$248.9101, preferred  - R$273.8011 and Units - R$522.7112  net of taxes, will be paid  from  February 26, 2018 without any compensation as monetary correction.

(6) The amount of interest on stockholders' equity and interim dividends will be fully charged to the mandatory dividends for the year 2017.

c) Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program was 365 days counted from November 6, 2017, and expired on November 5, 2018.

	9/30/2018	12/31/2017
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	1,773	25,786
Cancellation of ADRs (1)	-	(32,276)
Shares Acquisitions	13,559	12,768
Payment - Share-based compensation	(4,272)	(4,505)
Treasury shares at end of period	11,060	1,773
Subtotal - Treasury Shares in thousands of reais	R$ 365,733	R$ 148,246
Emission Costs in thousands of Reais	R$ 232	R$ 194
Balance of Treasury Shares in thousands of reais	R$ 365,965	R$ 148,440

Cost/Market Value	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 27.55	R$ 24.41
Maximum cost	R$ 36.98	R$ 32.29
Market value	R$ 27.64	R$ 27.64

(1)   At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nomatives and without value which represent the Banco Santander´s capital.

In the nine-month period ended in September 30, 2018, treasury shares were traded, that have resulted in loss of R$6,644 (9/30/2017 - gain of R$274) recorded directly in equity in capital reserves.

11. Income Tax

The total income tax for the nine-month period can be reconciled to the accounting profit as follows:

	9/30/2018	9/30/2017
Operating Income before Tax	9,107,243	12,068,246
Interest on capital (1)	(1,200,000)	(1,500,000)
Operating Income before Tax	7,907,243	10,568,246
Tax (25% of Income Tax and 20% of Social Contribution)	(3,558,259)	(4,755,711)
PIS and COFINS (net of income tax and social contribution) (2)	(987,733)	(1,120,898)
Non - Taxable/Indeductible :
Equity instruments	25,303	24,118
Goodwill (3)	(75,932)	(600,588)
Exchange variation - foreign operations (4)	3,504,172	(336,761)
Net Indeductible Expenses of Non-Taxable Income	256,490	111,754
Adjustments:
IR/CS Constitution on temporary differences	359,311	899,898
CSLL Tax rate differential effect (5) (6)	100,369	(650,492)
Others Adjustments	303,028	1,014,671
Income tax and Social contribution	(73,251)	(5,414,009)
Of which:
Current taxes (7)	(2,811,906)	(5,249,349)
Deferred taxes	2,738,655	(164,660)
Taxes paid in the period	(2,739,903)	(2,565,174)

(1) Amount distributed to stockholders as interest attributable to stockholders' equity. For accounting purposes, although interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of net income in the financial statements and deducted from stockholders' equity, since it is considered as a dividend.

(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

(3) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable/deductible (see details below).

(4) Effect of rate differences for the other non-financial entity, which the social contribution tax rate is 9%.

(5) Includes the increase of the provisional CSLL rate (5%) from September 2015 to December 2018.

(6) Includes, mainly, the tax effect on revenues from judicial deposit updates and other income and expenses that do not qualify as temporary differences.

Exchange Hedge of Grand Cayman, branch in Luxembourg and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands, a branch in Luxembourg, authorized to operate on March 5, 2018 and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or "Santander Brasil EFC" (an independent subsidiary in Spain), which are used primarily to raise funds in the capital and financial markets to provide the Bank with credit lines that are extended to its clients for foreign trade and working capital financing.

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding. In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the period ended September 30, 2018 and 2017.

	9/30/2018	9/30/2017
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	8,376,227	(728,963)
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	(15,787,634)	1,390,023
Income Taxes
Tax effect of derivative contracts used as hedge - IR / CS	406,456	(64,636)
Tax effect of derivative contracts used as hedge - PIS / COFINS	7,004,951	(596,424)

12. Breakdown of income accounts

a) Personnel expenses

	7/01 to 9/30/2018	7/01 to 9/30/2017	1/01 to 9/30/2018	1/01 to 9/30/2017
Salary	1,444,024	1,506,310	4,332,058	4,252,813
Social security costs	364,568	347,477	1,074,385	1,016,810
Benefits	356,250	324,587	1,050,825	990,280
Defined benefit pension plans	2,005	5,018	6,882	15,058
Contributions to defined contribution pension funds	32,869	22,007	109,204	63,776
Share-based payment costs	2,388	(5,531)	(4,904)	3,766
Training	19,818	16,447	42,720	36,678
Other personnel expenses	81,035	69,447	237,531	204,917
Total	2,302,957	2,285,762	6,848,701	6,584,098

b) Other administrative expenses

	7/01 to 9/30/2018	7/01 to 9/30/2017	1/01 to 9/30/2018	1/01 to 9/30/2017
Property, fixtures and supplies	321,633	309,792	998,810	959,007
Technology and systems	438,273	205,658	1,247,022	846,998
Advertising	141,768	177,900	365,814	380,071
Communications	150,433	223,384	348,982	439,326
Subsistence allowance and travel expenses	28,851	27,903	83,903	78,210
Taxes other than income tax	26,728	24,484	74,964	70,969
Surveillance and cash courier services	152,438	159,432	468,223	466,839
Insurance premiums	7,673	6,073	21,378	21,061
Specialized and technical services	83,599	471,054	1,436,754	1,384,116
Other administrative expenses	602,647	171,446	557,065	464,695
Total	1,954,043	1,777,126	5,602,915	5,111,292

13. Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Local program

The long-term incentive plan SOP 2013 was closed in the year 2016, however remains opened for exercise until June 30, 2018, as approved at the EGM of April 29, 2013. In 2018, remains opened the plan for Private Banking segment called the Private Ultra High Long Term Incentive Plan, launched in the second half of 2017.

(i) Share purchase plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plan, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

SOP 2013 (1)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	100%
2nd	75%
3rd	50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the RoRWA.

For the fair value measurement of the plans options the following premises were used:

SOP 2013
Method of Assessment	Black&Scholes
Volatility	40.00%
Rate of Dividends	3.00%
Vesting Period	3 years
Average Exercise Time	5 years
Risk-Free Rate	11.80%
Probability of Occurrence	60.27%
Fair Value of the Option Shares	R$5.96

The average value of shares SANB11(Shares of the Bank in B3 S.A.) for the period ended on September 30, 2018 is R$34,83 (12/31/2017 - R$28.47).

In the period ended on September 30, 2018 and December 31, 2017 no pro rata expenses, relating to the SOP plan.

	Number of Units	Exercise Price	Year Granted	Employees	Date of Commencement of Period	Expiration Date of Period
Final Balances as of December 31, 2016	1,986,258
Exercised options (SOP - 2013)	(869,247)	12.84	2013	Directors	06/30/2016	06/30/2018
Final Balances as of December 31, 2017	1,117,011
Exercised options (SOP - 2013)	(732,169)	12.84	2013	Directors	06/30/2016	06/30/2018
Canceled options (SOP - 2013)	(384,842)	12.84	2013	Directors	06/30/2016	06/30/2018
Final Balances as of September 30, 2018	-

a.2) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: aims to align the interests of Banco Santander and the Participant with views, on the one hand, to the growth and profitability of the Private business and, on the other hand, recognition of the Participant's contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

• BAI of 2017 (Benefit Indicator before Private Ultra High Segment Taxes).

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50%;

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

On September 30, 2018, expenses in the amount of R$8,805, related to the long-term incentive plan - Private Ultra High were registered.

a.3) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long Term Incentive Global CRDIV - Grant 2014 was released.  This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016, a stock delivery plan called Plan 2nd Global Long -Term Incentive CRDIV - Grant 2015 was launched.

Fair Value of Global Plan

1st Long-Term Incentive Global Plan CRDIV - Grant 2014

It is assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo methodology, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

Long-Term Incentive Global Plan CRDIV - Grant 2014
	2 years	3 years	4 years
Future income Dividend	11.10%	10.80%	9.50%
Expected Volatility	32.70%	34.70%	36.90%
Expected Volatility	12% - 52%	16% - 56%	16% - 52%
Risk-free interest rate	1.70%	2.10%	2.50%
Correlation	0.55	0.55	0.55

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in reais that was converted  to shares of Santander Group, by the price of R$19.2893. These shares will be delivered in the years 2016, 2017 and 2018, with sale restriction of one year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The agreed ILP values for each participant will be obtained from the verification of the achievement of indicators in two moments: the first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Indicators - First time

• RTA versus Competitors; and

• ROTE Bank versus Budget.

Indicators - Second time

• RTA versus Competitors;

• ROTE Bank versus Budget;

• Employee satisfaction;

• Customer satisfaction; and

• Corporate main bank costumer indicator versus Budget.

Each executive has a target in reais that was converted to shares of Santander Bank Spain by the price of R$17.473. These shares will be delivered in 2019, with sale restriction of one (1) year after the delivery.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Directors	Jan-14	Dec-17
2nd Long-Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Directors	Jan-15	Dec-18
Balance Plans on September 30, 2018	3,388,106

In the period ended September 30, 2018, were recognized daily pro-rata expenses amounting R$4,291 (9/30/2017 - expenses of R$3,481), related to costs to the respective dates of the above cycles, for total plans of the Global Program.

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

b) Variable Remuneration Referenced in Shares

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable compensation of directors and certain employees, which was approved in EGM (Extraordinary General Meeting) of December 14, 2015.

The approval of the last proposal of the incentive plan (deferral) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved in the Extraordinary General Meeting held on December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable compensation plan Banco Santander is divided into two programs: (i) Collective Identified and (ii) Collective unidentified.

a) Identified Collective - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The payment deferral will be held in two ways: 50% in cash, indexed to 100% of CDI and 50% in shares (Units SANB11). On the period ended on September 30, 2018, was recorded gain amounting R$10,097 (9/30/2017 - loss of R$7,468), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the period ended on September 30, 2018, there were gain of R$16,640 (9/30/2017 - loss of R$22,358).

14. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial (except for the Corporate Banking business managed globally using the Global Relationship Model) and the Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

	7/01 to 9/30/2018
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	10,744,368	726,729	11,471,097
Income from equity instruments	4,619	-	4,619
Income from companies accounted for by the equity method	23,267	-	23,267
Net fee and commission income	3,037,429	332,133	3,369,562
Gains (losses) on financial assets and liabilities and exchange differences (1)	(2,199,576)	182,763	(2,016,813)
Other operating income/(expenses)	(29,273)	(22,204)	(51,477)
TOTAL INCOME	11,580,834	1,219,421	12,800,255
Personnel expenses	(2,096,487)	(206,470)	(2,302,957)

Other administrative expenses	(1,819,540)	(134,503)	(1,954,043)
Depreciation and amortization	(412,158)	(24,996)	(437,154)
Provisions (net)	(729,308)	(17,796)	(747,104)
Net impairment losses on financial assets	(2,919,433)	(46,450)	(2,965,883)
Net impairment losses on other financial assets	(25,988)	(15,089)	(41,077)
Other financial gains/(losses)	4,994	-	4,994
OPERATING INCOME BEFORE TAX (1)	3,582,914	774,117	4,357,031
Hedge Cambial (1)	1,514,589	-	1,514,589
OPERATING INCOME BEFORE TAX	5,097,503	774,117	5,871,620

7/01 to 9/30/2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	8,309,336	634,359	8,943,695
Income from equity instruments	(3,048)	-	(3,048)
Income from companies accounted for by the equity method	14,943	-	14,943
Net fee and commission income	2,744,999	384,144	3,129,143
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,533,310	407,723	1,941,033
Other operating income/(expenses)	(37,692)	(17,821)	(55,513)
TOTAL INCOME	12,561,848	1,408,405	13,970,253
Personnel expenses	(2,076,988)	(208,774)	(2,285,762)
Other administrative expenses	(1,747,275)	(29,851)	(1,777,126)
Depreciation and amortization	(392,958)	(24,397)	(417,355)
Provisions (net)	(975,479)	(13,674)	(989,153)
Net impairment losses on financial assets	(2,665,596)	(188,490)	(2,854,086)
Net impairment losses on other financial assets	(11,352)	(21,107)	(32,459)
Other financial gains/(losses)	(16,690)	-	(16,690)
OPERATING INCOME BEFORE TAX (1)	4,675,510	922,112	5,597,622
Hedge Cambial (1)	(1,359,473)	-	(1,359,473)
OPERATING INCOME BEFORE TAX	3,316,037	922,112	4,238,149

1/01 to 9/30/2018
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	29,757,559	1,854,165	31,611,724
Income from equity instruments	18,193	8,156	26,349
Income from companies accounted for by the equity method	56,229	-	56,229
Net fee and commission income	9,198,361	1,144,171	10,342,532
Gains (losses) on financial assets and liabilities and exchange differences (1)	(8,609,149)	932,177	(7,676,972)
Other operating income/(expenses)	(375,740)	(65,262)	(441,002)
TOTAL INCOME	30,045,453	3,873,407	33,918,860
Personnel expenses	(6,249,771)	(598,930)	(6,848,701)
Other administrative expenses	(5,314,754)	(288,161)	(5,602,915)
Depreciation and amortization	(1,223,417)	(76,866)	(1,300,283)
Provisions (net)	(1,442,059)	(39,989)	(1,482,048)
Net impairment losses on financial assets	(8,972,937)	(172,125)	(9,145,062)
Net impairment losses on other financial assets	(410,593)	(44,002)	(454,595)
Other financial gains/(losses)	21,987	-	21,987
OPERATING INCOME BEFORE TAX (1)	6,453,909	2,653,334	9,107,243
Hedge Cambial (1)	7,411,407	-	7,411,407
OPERATING INCOME BEFORE TAX	13,865,316	2,653,334	16,518,650

1/01 to 9/30/2017
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	23,901,886	1,952,826	25,854,712
Income from equity instruments	69,430	-	69,430
Income from companies accounted for by the equity method	53,596	-	53,596
Net fee and commission income	8,190,316	1,099,129	9,289,445
Gains (losses) on financial assets and liabilities and exchange differences (1)	1,088,869	1,363,890	2,452,759

Other operating income/(expenses)	(371,188)	(20,391)	(391,579)
TOTAL INCOME	32,932,909	4,395,454	37,328,363
Personnel expenses	(6,026,767)	(557,331)	(6,584,098)
Other administrative expenses	(5,043,137)	(68,155)	(5,111,292)
Depreciation and amortization	(1,153,917)	(73,688)	(1,227,605)
Provisions (net)	(2,812,532)	(34,456)	(2,846,988)
Net impairment losses on financial assets	(8,165,359)	(846,536)	(9,011,895)
Net impairment losses on non-financial assets	(101,885)	(21,201)	(123,086)
Other financial gains/(losses)	(355,153)	-	(355,153)
OPERATING INCOME BEFORE TAX (1)	9,274,159	2,794,087	12,068,246
Hedge Cambial (1)	(661,060)	-	(661,060)
OPERATING INCOME BEFORE TAX	8,613,099	2,794,087	11,407,186

(1)   Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line.

	9/30/2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	627,413,829	76,423,393	703,837,222
Loans and advances to customers	226,403,372	65,660,173	292,063,545
Customer deposits	246,615,291	75,467,726	322,083,017

	12/31/2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	580,090,401	65,612,638	645,703,039
Loans and advances to customers	217,539,345	54,880,812	272,420,157
Customer deposits	225,926,433	50,115,708	276,042,141

15. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions between the Bank with its related parties on September 30, 2018 and December 31, 2017, and for the nine -month period ended September 30, 2018 and 2017, were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 28, 2018  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2018 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was object of deliberation in the Ordinary General Assembly (AGO) to be held on April 27, 2018.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

	1/01 to 9/30/2018	1/01 to 9/30/2017
Fixed compensation	64,571	60,621
Variable compensation	59,159	106,120
Other (1)	43,572	9,061
Total Short-term benefits	167,302	175,802
Share-based payment	49,368	2,391
Total Long-term benefits	49,368	2,391
Total (2)	216,670	178,193

(1) In the first half of 2018, the Management of Banco Santander decided to carry out an early initiative, which was practiced by the Bank's liberality.

(2) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco and other companies in the Conglomerate Santander.

Additionally, in the period of nine-month ended September 30, 2018, charges were collected on key-person management compensation amounting R$25,989 (9/30/2017 - R$23,884).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	9/30/2018
	Common	Common	Preferred	Preferred	Total
Stockholders'	shares (thousands)	shares (%)	shares (thousands)	shares (%)	shares (thousands)	Total shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	3,185	0.1%	3,185	0.1%	6,370	0.1%
Directors (*)	4,780	0.1%	4,779	0.1%	9,559	0.1%
Other	360,450	9.4%	388,255	10.6%	748,705	10.0%
Total	3,807,635	99.7%	3,668,776	99.7%	7,476,411	99.7%
Treasury shares	11,060	0.3%	11,060	0.3%	22,120	0.3%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	99.9%
Free Float (2)	363,635	9.5%	391,440	10.7%	755,075	10.1%

	12/31/2017
	Common	Common	Preferred	Preferred	Total
Stockholders'	shares (thousands)	shares (%)	shares (thousands)	shares (%)	shares (thousands)	Total shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Directors (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Other	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander in Brazil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brazil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00 (twenty five reais) resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Stockholder.

d) Related-Party Transactions

The transactions and compensation for services among Banco Santander companies are carried out under usual market value, rates and terms, and under commutatively condition.

The principal transactions and balances are as follows:

			9/30/2018
	Parent (1)	Joint-controlled companies	Other Related- Party (2)
Assets	8,528,852	1,780,128	1,437,855
Derivatives Measured At Fair Value Through Profit Or Loss, net	(343,221)	-	385,359
Banco Santander, S.A. – Espanha	(343,221)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	385,359
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	8,857,945	-	195,988
Banco Santander Espanha (3) (4)	8,857,945	-	-
Banco Santander Totta, S.A. (2)	-	-	3,126
Abbey National Treasury Services Plc (2)	-	-	103,821
Bank Zachodni (2)	-	-	204
Santander UK plc	-	-	12,471
Banco Santander, S.A. – México (2)	-	-	76,366
Loans and other values with customers	489	-	855,886
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	855,549
Banco Santander Espanha (1)	489	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Ingeniería de Software Bancario, S.L.	-	-	192
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Loans and other values with credit institutions (1)	11,981	1,779,415	622
Banco Santander – Espanha	11,981	-	-
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	622
Banco RCI Brasil S.A.	-	1,779,415	-
Other Assets	1,658	713	-
Banco Santander – Espanha	1,658	-	-
Banco RCI Brasil S.A.	-	713	-

Liabilities	(10,344,757)	(264,183)	(2,991,575)
Deposits from credit institutions	(193,427)	(263,232)	(2,420,549)
Banco Santander, S.A. – Espanha	(193,427)	-	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(605,512)
Santander Brasil Asset (2)	-	-	(17,450)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,797,587)
Banco RCI Brasil S.A.	-	(263,232)	-
Customer deposits	-	(951)	(443,212)
Santander Securities (2)	-	-	(72,674)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(85,838)
Santander Brasil Gestão de Recursos Ltda	-	-	(146,746)
Gestora de Inteligência de Crédito	-	-	(131,043)
Webmotors S.A.	-	(951)	-
Outros	-	-	(6,912)
Debt Instruments Eligible for Capital	(9,579,124)	-	-
Banco Santander Espanha	(9,579,124)	-	-
Other Liabilities - Dividends and Interest on Capital Payable	(457,704)	-	(130)
Banco Santander Espanha	(71,081)	-	-
Grupo Empresarial Santander, S.L. (1)	(144,956)	-	-
Sterrebeeck B.V. (1)	(241,667)	-	-
Banco Madesant	-	-	(130)
Other Liabilities	(114,502)	-	(127,683)
Banco Santander Espanha	(114,502)	-	-
Santander Brasil Asset (2)	-	-	(73)
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	(44,433)
Ingeniería de Software Bancário, S.L. (2)	-	-	(46,641)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(4,360)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(31,837)
Outros	-	-	(339)

			12/31/2017
	Parent (1)	Joint-controlled companies	Other Related- Party (2)

Assets	8,214,739	1,214,312	926,994
Financial assets for trading - Derivatives net	(173,065)	-	(74,873)
Banco Santander, S.A. – Espanha	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(3,201)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,363,038	-	76,009
Banco Santander Espanha (3) (4)	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	71,751
Bank Zachodni (2)	-	-	177
Banco Santander, S.A. – México (2)	-	-	1,348
Loans and advances to customers	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	925,835
Abbey National Treasury Services Plc (2)	-	-	23
Banco Santander Espanha (1)	132	-	-
Webmotors S.A.	-	9,661	-
Loans and amounts due from credit institutions	23,896	1,203,032	-
Banco Santander – Espanha	23,896	-	-
Banco RCI Brasil S.A.	-	1,203,032	-
Other Assets	738	1,619	-
Banco Santander – Espanha	738	-	-
Banco RCI Brasil S.A.	-	1,619	-

Liabilities	(12,360,383)	(57,221)	(2,107,677)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)	(1,862,058)
Banco Santander, S.A. – Espanha	(387,937)	-	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(300,074)
Santander Brasil Asset (2)	-	-	(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-	(1,466)
Banco RCI Brasil S.A.	-	(47,423)	-
Customer deposits	-	(9,798)	(222,473)
ISBAN Brasil S.A.	-	-	(20,893)
Santander Securities (2)	-	-	(71,947)
Produban Serviços de Informática S.A. (2)	-	-	(34,410)
Zurich Santander Brasil Seguros e Previdência S.A. (1)	-	-	(55,935)
Santander Brasil Gestão de Recursos Ltda	-	-	(32,334)
Webmotors S.A.	-	(9,798)	-
Outros	-	-	(6,954)
Other Liabilities - Dividends and Interest on Capital Payable	(3,992,820)	-	(1,132)
Banco Santander Espanha	(620,264)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,264,470)	-	-
Sterrebeeck B.V. (1)	(2,108,086)	-	-
Banco Madesant	-	-	(1,132)
Other Liabilities	(2,050)	-	(22,014)
Banco Santander Espanha	(2,050)	-	-
Santander Brasil Asset (2)	-	-	(69)
ISBAN Brasil S.A. (2)	-	-	237
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	(905)
Santander Securities Services Brasil Participações S.A. (2)	-	-	6,762
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(27,748)
Outros	-	-	(291)
Other - Debt Instruments Eligible for Capital	(7,977,576)	-	-
Banco Santander Espanha	(7,977,576)	-	-
(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) On September 30, 2018, includes cash of R$1,419,595 12/31/2017 - R$587,531).
(4) On September 30, 2018,  include foreign currency investments (overnight applications) due on October 01, 2018 in the amount of R$7,243,920 (12/31/2017 - R$7,384,335) and interest until 2.15% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.
(5) Significant Influence of Banco Santander Espanha.

			01/01 to 9/30/2018
	Parent (1)	Joint-controlled companies	Other Related- Party (2)

Income	(431,287)	99,165	1,268,846
Interest and similar income - Loans and amounts due from credit institutions	95,539	95,134	992
Banco Santander Espanha	95,539	-	-
Banco RCI Brasil S.A.	-	95,134	-
Abbey National Treasury Services Plc	-	-	157
Cibrasec	-	-	835
Interest expense and similar charges - Customer deposits	-	(83)	(9,709)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(5,390)
Santander Cultural	-	-	(29)
Gestora de Inteligência de Crédito	-	-	(3,963)
Webmotors S.A.	-	(83)	-
Produban Serviços de Informática S.A.	-	-	(215)
Outros	-	-	(23)
Interest expense and similar charges - Deposits from credit institutions	(6,551)	(4,116)	(107,051)
Banco Santander – Espanha	(6,551)	-	-
Banco RCI Brasil S.A.	-	(4,116)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(18,337)
SAM Brasil Participações	-	-	(37)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(84,472)
Santander Securities	-	-	(3,381)
Santander Asset Management, S.A. SGIIC.	-	-	(824)
Fee and commission income (expense)	6,371	8,230	1,926,451
Banco Santander – Espanha	6,371	-	-
Banco RCI Brasil S.A.	-	7,561	-
Banco Santander International	-	-	21,936
Webmotors S.A.	-	669	-
Zurich Santander Brasil Seguros S.A.	-	-	220,730
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,670,086
Outros	-	-	13,698
Debt Instruments Eligible to Compose Capital	(319,203)	-	-
Banco Santander Espanha (2)(8)	(319,203)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(125,041)	-	(40,071)
Banco Santander, S.A. – Espanha	(125,041)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(54,580)
Abbey National Treasury Services Plc	-	-	(17,525)
Santander Securities Services Brasil Participações S.A. (2)	-	-	416
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	31,351
Outros	-	-	267
Administrative expenses and amortization	(82,402)	-	(486,880)
Banco Santander, S.A. – Espanha	(82,402)	-	-
ISBAN Brasil S.A.	-	-	(14,210)
Produban Serviços de Informática S.A.	-	-	(33,567)
ISBAN Chile S.A.	-	-	(18)
Aquanima Brasil Ltda.	-	-	(22,008)
TECBAN - Tecnologia Bancaria Brasil	-	-	(208,622)
Produban Servicios Informáticos Generales, S.L. (Produban Espanha)	-	-	(57,496)
Ingeniería de Software Bancario, S.L.	-	-	(83,452)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(35,189)
Outros	-	-	(32,319)
Other Administrative expenses - Donation	-	-	(14,885)
Santander Cultural	-	-	(2,250)
Fundação Santander	-	-	(800)
Fundação Sudameris	-	-	(11,835)

			01/01 to 9/30/2017
	Parent (1)	Joint-controlled companies	Other Related- Party (2)

Income	420,403	65,942	(298,383)
Interest and similar income - Loans and amounts due from credit institutions	71,899	60,717	1,034
Banco Santander Espanha	71,899	-	-
Banco RCI Brasil S.A.	-	60,717	-
Abbey National Treasury Services Plc	-	-	610
Cibrasec	-	-	424
Interest expense and similar charges - Customer deposits	-	(4,219)	(32,336)
ISBAN Brasil S.A.	-	-	(1,707)
Santander Securities Services Brasil Participações S.A.	-	-	(5,071)
Santander Brasil Gestão de Recursos Ltda	-	-	(5,412)
Santander Securities Services Brasil DTVM S.A	-	-	(18,982)
Santander Cultural	-	-	(51)
Webmotors S.A.	-	(4,219)	-
Produban Serviços de Informática S.A.	-	-	(1,031)
Outros	-	-	(82)
Interest expense and similar charges - Deposits from credit institutions	(10,583)	(2,392)	(68,328)
Banco Santander Espanha	(10,583)	-	-
Banco RCI Brasil S.A.	-	(2,392)	-
SAM Brasil Participações	-	-	(81)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(68,247)
Fee and commission income (expense)	(3,732)	11,836	1,472,852
Banco Santander Espanha	(3,732)	-	-
Banco RCI Brasil S.A.	-	11,833	-
Banco Santander International	-	-	12,258
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	173,314
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,285,650
Outros	-	-	1,630
Debt Instruments Eligible to Compose Capital	(165,205)	-	-
Banco Santander Espanha (2)	(165,205)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	528,024	-	(916,027)
Banco Santander Espanha	528,024	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(936,700)
Abbey National Treasury Services Plc	-	-	4,710
Outros	-	-	15,963
Administrative expenses and amortization	-	-	(740,274)
ISBAN Brasil S.A.	-	-	(227,899)
Produban Serviços de Informática S.A.	-	-	(179,300)
ISBAN Chile S.A.	-	-	(17)
Aquanima Brasil Ltda.	-	-	(19,228)
TECBAN - Tecnologia Bancaria Brasil	-	-	(195,658)
Produban Servicios Informáticos Generales, S.L. (Produban Espanha)	-	-	(25,326)
Santander Securities Services Brasil DTVM S.A	-	-	(31,259)
Ingeniería de Software Bancário, S.L.	-	-	(59,990)
Outros	-	-	(1,597)
Other Administrative expenses - Donation	-	-	(15,304)
Santander Cultural	-	-	(3,124)
Fundação Santander	-	-	(1,130)
Fundação Sudameris	-	-	(11,050)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

16. Fair value of financial assets and liabilities

Under IFRS 13, fair value measurement using a fair value hierarchy that reflects the model used in the measurement process should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, in order to properly measure the fair value of these instruments. Level 3 comprises mainly unlisted low liquidity instruments.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended September 30, 2018 and December 31, 2017, classified based on several measurement methods adopted by the Bank to determine fair value:

	9/30/2018
	Level 1(1)	Level 2		Level 3	Total
Financial assets measured at fair value through profit or loss	34,763,710	17,845,911		1,514,611	54,124,232
Debt instruments	33,969,081	131,816	-	1,443,850	35,544,747
Equity instruments	794,629	8,245	-	-	802,874
Trading derivatives	-	17,033,451	-	70,761	17,104,212
Loans and advances to customers	-	672,399	-	-	672,399
Other financial assets measured at fair value through profit or loss	1,657,281	-		-	1,657,281
Debt instruments	1,657,281	-		-	1,657,281
Financial assets measured at fair value through other comprehensive income	75,655,536	1,468,205		46,383	77,170,124
Debt instruments	75,592,456	1,468,205		-	77,060,661
Equity instruments	63,080	-		46,383	109,463
Hedging derivatives (assets)	-	335,784		-	335,784
Financial liabilities measured at fair value through profit or loss	26,423,035	15,321,761		312,283	42,057,079
Trading derivatives	-	15,321,761		312,283	15,634,044
Short positions	26,423,035	-		-	26,423,035
Hedging derivatives (liabilities)	-	192,696		-	192,696

	12/31/2017
	Level 1(1)	Level 2(1)		Level 3	Total
Financial assets held for trading	34,380,542	18,059,034		-	52,439,576
Debt instruments	33,891,360	988,321		-	34,879,681
Equity instruments	489,182	588		-	489,770
Trading derivatives	-	17,070,125		-	17,070,125
Other financial assets measured at fair value through profit or loss	1,593,951	64,738		33,368	1,692,057
Debt instruments	1,593,951	64,738		-	1,658,689
Equity instruments	-	-		33,368	33,368
Available-for-sale financial assets	79,301,016	6,382,225		140,143	85,823,384
Debt instruments	78,335,629	6,381,118		-	84,716,747
Equity instruments	965,387	1,107		140,143	1,106,637
Hedging derivatives (assets)	-	192,763		-	192,763
Financial liabilities held for trading	32,808,392	16,514,154		-	49,322,546
Trading derivatives	-	16,514,154		-	16,514,154
Short positions	32,808,392	-		-	32,808,392
Hedging derivatives (liabilities)	-	163,332		-	163,332

(1) There was no transfer between Level 1 and 2.

Movements in fair value of Level 3

The following table shows the changes that occurred in the nine-month period ended September 30, 2018 and 2017 for level 3:

	Fair Value 12/31/2017		Gains/ losses (Realized/Not Realized)		Transfers to Level 3		Additions / Low		Impact IFRS 9		Fair value 9/30/2018
Other financial assets at fair value through profit or loss	33,368		-		-		(4,009)		(29,359)		-
Financial Assets Measured At Fair Value Through Profit Or Loss	-		(214,947)		1,498,412		27,921		203,225		1,514,611
Financial Assets Measured at Fair Value through Other Comprehensive Income	140,143	-	27,373	-	-	-	2,535	-	(123,668)	-	46,383
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-		(5,361)		418,441		(100,797)		-		312,283

			Fair Value 12/31/2016		Gains/ losses (Realized/Not Realized)		Transfers to Level 3		Additions / Low		Fair Value 9/30/2017
Other financial assets at fair value through profit or loss			37,509		(2,374)		-		26		35,161
Available-for-sale financial assets			951,612		33,771		-		(415,623)		569,760

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets at a value other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at September 30, 2018 and December 31, 2017:

					9/30/2018
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Open market - Brazilian Central Bank	40,989,969	41,017,413	-	41,017,413	-
Financial Assets Measured At Amortized Cost	-
Loans and amounts due from credit institutions	39,190,111	39,203,974	-	39,203,974	-
Loans and advances to customers	292,063,529	294,328,690	-	-	294,328,690
Debt instruments	45,177,052	44,767,225	11,477,768	33,289,457	-
Total	417,420,661	419,317,302	11,477,768	113,510,844	294,328,690

					12/31/2017
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Open market - Brazilian Central Bank	33,831,521	33,914,021	-	33,914,021	-
Held to maturity investments	10,214,454	10,587,117	7,251,246	3,335,871	-
Loans and Receivables:
Loans and amounts due from credit institutions	32,300,095	32,300,095	-	32,300,095	-
Loans and advances to customers	272,420,157	275,647,324	-	-	275,647,324
Debt instruments	17,616,515	17,127,511	-	17,127,511	-
Total	366,382,742	369,576,068	7,251,246	86,677,498	275,647,324

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at September 30, 2018 and December 31, 2017:

				9/30/2018

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions, does not include Interbank Deposits	87,343,879	87,485,894	-	-	87,485,894
Customer deposits	304,336,052	304,310,372	-	-	304,310,372
Marketable debt securities	74,390,325	87,591,403	-	5,139,529	82,451,874
Debt instruments Eligible Capital	10,122,147	10,134,455	-	10,134,455	-
Other financial liabilities	44,090,779	44,090,779	-	-	44,090,779
Total	520,283,182	533,612,903	-	15,273,984	518,338,919

					12/31/2017

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial liabilities at measured amortized cost:
Deposits of Brazil's Central Bank and deposits of credit institutions, does not include Interbank Deposits	79,068,604	79,068,564	-	-	79,068,564
Customer deposits	258,482,156	258,576,177	-	-	258,576,177
Marketable debt securities	70,247,012	70,245,820	-	2,000,552	68,245,268
Subordinated Debt	519,230	528,799	-	-	528,799
Debt instruments Eligible Capital	8,436,901	8,436,901	-	8,436,901	-
Other financial liabilities	44,260,735	43,003,735	-	-	43,003,735
Total	461,014,638	459,859,996	-	10,437,453	449,422,543

Investments in the Open Market -  Brazil's Central Bank - The book value presented for these instruments approximates their fair value due to short term maturities and the recent start date.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

17. Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

	9/30/2018	12/31/2017
Assets
Swap Differentials Receivable (1)	12,351,507	15,781,207
Option Premiums to Exercise	1,139,456	553,217
Forward Contracts and Other	3,949,033	928,464
Total	17,439,996	17,262,888

Liabilities
Swap Differentials Payable (1)	12,342,084	14,643,016
Option Premiums Launched	541,985	385,183
Forward Contracts and Other	2,942,671	1,649,287
Total	15,826,740	16,677,486
(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	9/30/2018		12/31/2017

	Notional (1)	Fair Value	Notional (1)	Fair Value
Swap	582,822,978	(133,665)	401,790,569	1,108,760
Asset	290,213,553	128,238,939	202,081,214	57,294,179
CDI (Interbank Deposit Rates)	44,225,685	22,004,232	33,289,522	22,409,496
Fixed Interest Rate - Real	63,823,619	-	95,700,715	-
Indexed to Price and Interest Rates	-	-	5,592,892	-
Indexed to Foreign Currency	182,108,072	106,234,707	67,493,635	34,884,683
Other	56,177	-	4,450	-
Liabilities	292,609,425	(128,372,604)	199,709,355	(56,185,419)
CDI (Interbank Deposit Rates)	22,023,565	-	16,664,176	-
Indexed Interest Rate Fixed - Real	105,582,874	(22,830,130)	114,055,076	(21,687,884)
Indexed to Price and Interest Rates	107,675,906	(104,888,515)	40,146,968	(34,107,210)
Indexed to Foreign Currency	56,574,910	-	28,420,467	-
Other	752,170	(653,959)	422,668	(390,325)
Options	262,356,809	597,471	190,061,609	168,034
Purchased Position	124,094,315	1,139,456	87,503,833	553,217
Call Option - US Dollar	20,045,900	458,507	9,369,821	169,542
Put Option - US Dollar	6,942,767	139,548	5,130,392	42,389
Call Option - Other	5,181,061	174,800	1,953,481	59,220
Interbank Market	2,971,580	2,283	1,185,310	389
Other (2)	2,209,481	172,517	768,171	58,831
Put Option - Other	91,924,587	366,601	71,050,139	282,066
Interbank Market	90,670,583	313,672	70,295,282	257,943
Other (2)	1,254,004	52,929	754,857	24,123
Sold Position	138,262,494	(541,985)	102,557,776	(385,183)
Call Option - US Dollar	6,760,555	(143,440)	5,595,163	(117,059)
Put Option - US Dollar	9,813,833	(149,857)	5,919,598	(77,145)
Call Option - Other	16,547,709	(83,272)	19,880,180	(35,961)
Interbank Market	14,840,804	(1,101)	19,151,110	(515)
Other (2)	1,706,905	(82,171)	729,070	(35,446)
Put Option - Other	105,140,397	(165,416)	71,162,835	(155,018)
Interbank Market	103,904,773	(113,457)	70,494,622	(126,743)
Other (2)	1,235,624	(51,959)	668,213	(28,275)
Futures Contracts	305,031,311	-	161,725,596	-
Purchased Position	90,019,850	-	54,806,022	-
Exchange Coupon (DDI)	21,587,853	-	9,616,936	-
Interest Rates (DI1 and DIA)	43,443,764	-	26,456,303	-
Foreign Currency	24,816,682	-	16,733,437	-
Indexes (3)	171,551	-	1,780,311	-
Treasury Bonds/Notes	-	-	-	-
Other	-	-	219,035	-
Sold Position	215,011,461	-	106,919,574	-
Exchange Coupon (DDI)	131,711,550	-	55,016,928	-
Interest Rates (DI1 and DIA)	43,725,011	-	51,135,994	-
Foreign Currency	39,511,458	-	745,849	-
Indexes (3)	63,442	-	20,803	-
Treasury Bonds/Notes	-	-	-	-
Forward Contracts and Other	148,758,603	1,006,362	47,823,561	(720,823)
Purchased Position	89,840,321	911,458	23,506,096	647,376
Currencies	89,345,943	909,518	21,525,220	618,007
Other	494,378	1,940	1,980,876	29,369
Sold Position	58,918,282	94,904	24,317,465	(1,368,199)
Currencies	57,790,765	92,590	22,096,104	(1,364,617)
Other	1,127,517	2,314	2,221,361	(3,582)
(1) Nominal value of contracts.

(2) Includes stock options, indices and commodities.

(3) Includes B3 S.A.  (Current Company Name of BM&FBovespa) index and S&P.

a.2) Derivatives Financial Instruments by Counterparty
Notional				9/30/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	33,741,474	45,145,679	211,326,400	290,213,553
Options	14,078,028	867,217	247,411,564	262,356,809
Futures Contracts	39,920	-	304,991,391	305,031,311
Forward Contracts and Other	42,784,217	75,312,649	30,661,737	148,758,603

Notional				12/31/2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	32,912,721	19,599,395	149,569,098	202,081,214
Options	11,263,513	1,240,309	177,557,787	190,061,609
Futures Contracts	-	-	161,725,596	161,725,596
Forward Contracts and Other	25,470,287	18,816,991	3,536,283	47,823,561

(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				9/30/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	20,869,769	164,276,281	105,067,503	290,213,553
Options	58,353,926	200,996,952	3,005,931	262,356,809
Futures Contracts	139,276,642	102,675,864	63,078,805	305,031,311
Forward Contracts and Other	81,684,380	46,064,658	21,009,565	148,758,603

Notional				12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	20,705,247	51,021,102	130,354,865	202,081,214
Options	46,139,545	89,403,700	54,518,364	190,061,609
Futures Contracts	65,489,476	55,490,159	40,745,961	161,725,596
Forward Contracts and Others	25,015,557	14,250,495	8,557,509	47,823,561

a.4) Derivatives by Market Trading

Notional			9/30/2018
	Stock exchange (1)	Over the counter (2)	Total
Swap	125,231,974	164,981,579	290,213,553
Options	238,402,398	23,954,411	262,356,809
Futures Contracts	305,031,311	-	305,031,311
Forward Contracts and Other	6,312,753	142,445,850	148,758,603

Notional			12/31/2017
	Stock exchange (1)	Over the counter (2)	Total
Swap	67,112,505	134,968,709	202,081,214
Options	172,144,700	17,916,909	190,061,609
Futures Contracts	161,725,596	-	161,725,596
Forward Contracts and Others	395,212	47,428,349	47,823,561

(1) Includes trades with the B3 S.A.

(2) Composed of operations that are included in registration chambers, according to Brazilian Central Bank regulations.

a.5) Hedge Accounting

Hedge relationships are of three types: Fair Value Hedge, Cash Flow Hedge and Net Investment Hedge of Foreign Operations.

Derivatives used as hedge by index are as follows:

Fair Value Hedge

The Bank’s fair value strategy consists of hedging exposure to changes in fair value in receivables and interest payments related to recognized assets and liabilities.

The adopted fair value management methodology segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge against changes of fair value in receivables and interest payments, the bank uses interest rate Swap contracts related to pre-fixed assets and liabilities.

The Bank applies fair value hedges as follows:

• It contracts Foreign Currency + Coupon against % CDI swaps and designates them as a derivative instrument in a Hedge Accounting structure, having funding operations as the hedged item in this relationship, based on the instrument of Assumption of Foreign Currency Debt. The hedging relationships were designated in January 2016 and the related Swaps will mature between January 2017 and 2021.

• The Bank has a portfolio of loan assets issued in foreign currency - Dollar at a fixed rate in the Balance Sheet of the “Santander EFC” (independent subsidiary in Spain), whose functional currency is the euro. In order to manage this mismatch, the Bank designates each Foreign Currency Floating EUR versus Fixed Dollar swap as the fair value hedge of the corresponding loan. The hedging relationships were designated in 2013 and the related Swaps will mature between 2017 and 2020.

• The Bank has a portfolio of Euro-indexed Assets traded in the Cayman Islands.  In the Euro transaction, the value of the Dollar asset will be converted into Euro at the exchange rate in the contract on the date of recorded of the transaction. After the conversion, the principal, already denominated in Euro will be restated by % CDI or a pre-fixed rate. The Assets will be covered by Cross Currency Swaps in order to transfer the risk in Euro to LIBOR + Coupon. The hedging relationships were designated in February 2017 and the related Swaps will mature between 2017 and 2024.

• The Bank has a pre-fixed interest rate risk generated by Government Securities (NTN-F and LTN) in the available for sale portfolio. To manage this mismatch, it contracts DI futures on the BM&FBovespa and designates them as a derivative instrument in a Hedge Accounting structure, with the object of this relationship being fixed-rate government securities (NTN-F and LTN). The hedge relationships were designated in March 2017 and matures in 2027.

In order to assess the effectiveness and measure the ineffectiveness of the strategies, the institution complies with international accounting standard IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure and be repeated periodically (prospective and retrospective tests) in order to demonstrate that the hedge ratio remains effective.

a) Prospective test: In accordance with the standard, the prospective test must be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high.

a.1) Initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the hedging instrument and the hedged item in order to conclude whether changes in the fair value of the two instruments are expected to fully offset each other.

a.2) Periodic prospective test: the sensitivity of the fair value of the hedged item and the hedging instrument will be periodically computed at a parallel variation of 10 basis points in the interest rate curve. For the purposes of effectiveness, these two sensitivity ratios should be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be performed by comparing the MTM change of the hedging instrument since the inception date with the MTM change of the hedged item since the inception date, excluding the transaction’s liquidity and credit spread:

In fair value hedges, gains or losses, both on hedging instruments and hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

	9/30/2018		12/31/2017
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Government Securities (LTN, NTN-F)	127,646	-	(388,446)	-
LEA	(99,114)	-	(1,200)	-
Resolution 2770	588	-	304	-
Trade Finance Off	(52,734)	-	(57,386)	-
Total	(23,614)	-	(446,728)	-

		9/30/2018		12/31/2017
	Adjustment		Adjustment
	to Market	Fair Value	to Market	Fair Value
Hedge Instruments
Swap Contracts	(79,022)	(28,632)	(95,672)	(130,683)
Asset	11,729	4,290,343	12,954	3,005,666
Deposit Certificate Interbank - CDI (5) (8)	(80,650)	1,658,688	(357)	1,818,366

Indexed to Foreign Currency - Fixed Dollar (1)	-	-	320	8,742
Indexed to Foreign Currency - USD/BRL - Dollar (2) (3) (4)	67,204	2,097,342	(23,585)	691,872
Indexed to Foreign Currency - Euro (6)(7)	25,175	534,313	36,576	486,686
Liabilities	(90,751)	(4,318,975)	(108,626)	(3,136,349)
Indexed to Foreign Currency - US Dollar (6)	(16,853)	(334,292)	(20,109)	(261,915)
Indexed to Foreign Currency - Fixed Dollar (5)	142,240	(102,389)	(16,303)	(225,857)
CDI (Interbank Deposit Rates) (1) (2)	(112,651)	(1,620,429)	(21,380)	(474,398)
Indexed Interest Rate Fixed - Real (3)(8)	(23,487)	(1,648,618)	22	(1,640,708)
Indexed to Foreign Currency - Colombian Peso (7)	(9,054)	(218,538)	(13,863)	(219,392)
Indexed to Foreign Currency - Pre Euro (4)	(70,946)	(394,709)	(36,993)	(314,079)
Object of Hedge
Assets	61,023	3,908,692	77,623	3,106,562
Loans and Receivables	56,525	1,327,437	79,496	1,362,060
Indexed to Foreign Currency - US Dollar (6)	(864)	329,020	4,319	288,420
Indexed to Foreign Currency - Fixed Dollar (5)	11,523	254,910	16,416	224,943
CDI (InterBank Deposit Rates) (2)	3,513	123,781	16,401	331,805
Indexed Interest Rate Fixed - Real (3)	1,017	37,052	3,900	21,077
Indexed to Foreign Currency - Colombian Peso (7)	1,394	212,717	(2,898)	173,990
Indexed to Foreign Currency - Fixed Euro (4)	39,942	369,957	41,358	321,825
Debt instruments	4,498	2,581,255	(1,873)	1,744,502
CDI (InterBank Deposit Rates) (1) (2)	22,112	989,209	354	119,892
Interest rate - Fixed Real (3)	2,754	40,229	91	6,082
Notas do Tesouro Nacional - NTN F (9)	(20,368)	1,551,817	(2,318)	1,618,529

			9/30/2018	12/31/2017

			Reference	Reference
Hedge Instruments			Value	Value
Future Contracts (8)			32,063,818	22,206,615
Interest Rate (DI1 and DIA)			31,459,710	22,206,615
Price Index (DAP - IPCA)			604,108	-

		9/30/2018		12/31/2017
	Adjustment		Adjustment
	to Market	Fair Value	to Market	Fair Value
Object of Hedge
Assets	(310,160)	33,666,861	364,434	24,779,831
Securities - Available for Sale
Government	(308,237)	33,102,981	364,434	24,779,831
National Treasury Bills - LTN	83,945	23,076,077	219,611	13,893,932
National Treasury Notes - NTN F	(392,182)	10,026,904	144,823	10,885,899
Private	(1,923)	563,880	-	-
Debentures	(1,923)	563,880	-	-

(1) These are obligations over instruments whose hedged items are securities represented by promissory notes indexed in certificates of interbank deposits (CDI) with market value of R$989,298  (12/31/2017 - R$109,538).

(2) These are obligations over instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$123,781 (12/31/2017 - R$352,071) and promissory notes as of December 31, 2017, in the amount of R$10,354.

(3) These are obligations over instruments whose hedged items are securities represented by promissory notes indexed to Real interest rates with market value of de R$40,228 (12/31/2017 - R$6,082) and credit operations in the amount of R$37,052 (12/31/2017 - R$21,077).

(4) These are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest euro at the market value of R$369,956 (12/31/2017 - R$321,825).
(5) These are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest US dollar in the market value of R$254,910 (12/31/2017 - R$224,943).
(6) These are obligations over instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$329,019 (12/31/2017 - R$288,420).
(7) These are obligations over instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$212,716 (12/31/2017 - R$173,990).
(8) These are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,551,817 (12/31/2017 - R$1,618,529).

Cash Flow Hedge

Banco Santander’s cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and the exchange rate, which are attributable to changes in the interest rates related to recognized assets and liabilities and changes in the exchange rate of non-recognized assets and liabilities.

Banco Santander applies cash flow hedges as follows:

• It contracts Fixed Dollar Liabilities and Reais Asset swaps and designates them as a derivative instrument in a Cash Flow Hedge structure, having Reais funding operations with third-parties in the Cayman Islands as the hedged item in this relationship. The hedging relationships were designated in January 2016 and the related hedges will mature between January 2017 and 2021.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging operation were designated in 2007 and the related hedges will mature between 2017 and 2026.

• It contracts USD futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, having part of its dollar Loan portfolio as the hedged item in this relationship. The hedging relationships were designated in 2007 and the related hedges will mature between 2017 and 2025.

To assess and measure strategies, Banco Santander follows IAS 39, which indicates that the effectiveness test should be performed. The relationship between the existence of hedge and the effectiveness (between 80% and 125%).

In this hedge strategy the effectiveness tests (prospective and retrospective) are conducted through creation of two hypothetical derivatives, one for the object and another for the instrument.

The hypothetical derivative of the object is a conceptual swap where the liability leg simulates the “stable portion” to be protected and the asset leg is identical to the Pre-fixed leg of the derivative designated as hedge. For the hypothetical derivative of the instrument the asset leg will be set by the number of contracts of the future and the liability leg will be the pre-fixed rate negotiated on the acquisition of these contracts. The hypothetical derivative is stable once the contracts are kept until the maturity. Any ineffectiveness will be recognized in profit or loss.

Any ineffectiveness is recognized in profit or loss.

a) Prospective Test: in accordance with the standard, the prospective test should be performed on the inception date and on a quarterly basis in order to demonstrate that the expectations regarding the effectiveness of the hedge ratio are high. However, the tests are carried out on a monthly basis in order to monitor the projections in a proactive and more efficient manner, in addition to ensuring better maintenance of test-related routines.

a.1) Periodic Prospective Test: According to the agreed process flow, Market Risk performs the projections of three scenarios to the tests, being: 1st 10bps in the curve; 2nd 50bps in the curve and 3rd 100bps in the curve. Using the validated estimates, the VPE Finance Strategy and Quality - Management Information | Products & Segments will perform the prospective tests through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the initial date of each new strategy.

b) Retrospective Test: It should be made monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented previously. Any ineffectiveness are recognized in profit or loss.

The Ineffective portion is recognized through the prospective hedge test.

Effectiveness should range between 80% and 125%.

In cash flow hedges, the effective portion of changes in the value of the hedging instrument is temporarily recognized in equity under “Other comprehensive income - cash flow hedges” until the expected transactions occur, when this portion is then recognized in the consolidated income statement. However, if the expected transactions result in the recognition of non-financial assets or liabilities, this portfolio will be included in the cost of financial assets or liabilities.  The non-effective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement. And the non-effective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in “Gains (losses) with (net) financial assets and liabilities” in the consolidated income statement.

	9/30/2018		12/31/2017
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	(10,719)	-	(25,576)	-
Trade Finance Off	(209,181)	-	(94,896)	(9,266)
CDB	58,812	-	-	-
Government Securities (LFT)	112,417	-	129,995	-
Total	(48,671)	-	9,523	(9,266)

Thousands of Real	9/30/2018		12/31/2017
	Adjustment		Adjustment
	to Market	Fair Value	to Market	Fair Value
Hedge Instruments
Swap Contracts	(49,962)	171,720	(25,142)	160,114
Asset	(30,319)	2,577,778	97,846	2,361,070
Indexed to Foreign Currency - Fixed Dollar (1)	(126,355)	1,152,517	(42,149)	992,879
Indexed to Foreign Currency - Euro (3)	109,491	1,117,819	134,435	1,223,004
Indexed to Foreign Currency - USD/BRL - Dollar (2)	(13,455)	307,442	5,560	145,187
Liabilities	(19,643)	(2,406,058)	(122,988)	(2,200,956)
Deposit Certificate Interbank - CDI (1) (2)	10,068	(291,716)	(5,735)	(147,925)
Indexed to Foreign Currency - Fixed Euro (1)	83,696	(1,016,576)	13,639	(895,399)
Indexed to Foreign Currency - Dollar (3)	(113,407)	(1,097,766)	(130,892)	(1,157,632)

Thousands of Real			9/30/2018	12/31/2017

			Reference	Reference
Hedge Instruments			Value	Value
Future Contracts			77,406,094	60,299,595
Loan operations (5)			71,807,808	54,995,334
Foreign Currency - Dollar			29,074,996	3,362,582
Interest Rate (DI1 and DIA)			22,309,405	32,344,276
Interest Rate DDI1			20,423,407	19,288,476
Securities-available for sale			5,598,286	5,304,261
Government Securities (6)			5,598,286	5,304,261
Interest rate (DI1 and DIA)			5,598,286	5,304,261

			9/30/2018	12/31/2017
Hedge Object - Cost
Asset			(31,668,710)	25,697,291
Lending Operations - Financing and Credit to Export and Imports (3) (4)			(10,561,561)	7,632,915
Loans and Receivables (2) (3) (5)			(12,991,678)	10,989,230
Brazilian Foreign Debt Bonds (1)			(942,750)	809,660
Available for sale - Promissory Notes - NP (2) (4)			(1,845,875)	1,194,266
Government Securities -LFT (5)			(5,326,846)	5,071,220
Liabilities			-	-
Certificates of Bank Deposits - CDB (6)			-	-
(1) Operation due April 1, 2021 (12/31/2017 - operation due April 1, 2021) which hedge objects are securities represented by title Brazilian External Debt Bonds.
(2) Operations maturing between November, 2018 and February, 2020 (12/31/2017 - maturing between January 5 and April 14, 2018), whose hedged items are securities represented by promissory notes.

(3) Operations maturing between May, 2021 and October, 2022 (12/31/2017 - operations maturing between January, 30 2018 and September 30, 2022), which objects "hedge" contracts are loans from lending institutions.

(4) Operations maturing between November 2018 and September 2028 (12/31/2017 - transactions with maturities between February 2018 and November 2026) and restated amounts of R$23,259,242 (12/31/2017 - R$16,811,747) where the operations are futures in US dollars and futures in DI and DDI when used together the exchange coupon hedges the trade finance operations whose hedge credit operations - export and import credit and financing agreements, loan operations, other credits and securities represented by promissory notes.

(5) Operations maturing between September 2020 and March 2023 (12/31/2017 - transactions with maturities between March 2021 and March 2023), whose object of hedge are Financial Treasury - LFT, recorded in securities.

In the first quarter of 2018, a futures contract hedge structure was contracted which was discontinued in June 2018. Hedge objects were certificates of time deposits - CDB. The mark-to-market effect of these contracts, net of tax effects, and which are posted to stockholders' equity, corresponds to a credit in the amount of R$44,004, which will be amortized over the next 6 months.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$38,263 (12/31/2017 - credit of R$116,441), and is recorded in stockholders' equity, net of tax effects, of which R$25,467 will be realized on the next 12 months.

Hedging of Foreign Investments

"Banco Santander reevaluated the investment structure of the wholly-owned subsidiary in Madrid (EFC), as it noted that due to the change in the strategy of the operation in practice, this subsidiary has a business model in which the Bank has a significant influence on driving and decision-making of its activities. According to the concept discussed in IAS 21, Management concluded that the functional currency of this investment is the Real and, therefore, this change becomes effective prospectively as from January 2017. In addition, the Hedge Accounting structure of Foreign investment that Banco Santander had on this investment was discontinued as of the date of change of the functional currency. In this way, the functional currency of Santander EFC and the Cayman agency is Real and the exchange rate differences of operations in foreign currency are recorded in the income statement. In order to hedge the exchange rate exposures, the Bank uses derivatives, and for both investments abroad the Bank does not apply Hedge Accounting. Foreign exchange variations on foreign currency transactions and the effect of derivatives used in economic protection (futures contracts) are recorded in the income statement.

a.6) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) derivative financial instruments themselves and other are composed of government securities.

	9/30/2018	12/31/2017
Financial Treasury Bill - LFT	8,596,053	708,960
National Treasury Bill - LTN	2,929,920	4,371,286
National Treasury Notes - NTN	187,033	1,193,315
Total	11,713,006	6,273,561

a.7) Sold Position

On September 30, 2018, the balance of sold positions totaled R$26,423,035 (12/31/2017 - R$32,808,392), which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale agreements or borrowed.

b) Financial instruments - Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at September 30, 2018

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(4,843)	(58,758)	(117,516)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(1,126)	(20,035)	(40,069)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(2,861)	(50,639)	(101,279)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(6,794)	(11,538)	(23,077)
Foreign currency	Exposures subject to foreign exchange	(19,167)	(479,176)	(958,352)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(339)	(2,301)	(4,601)
Inflation	Exposures subject to change in coupon rates of price indexes	(3,462)	(41,763)	(83,526)
Shares and Indexes	Exposures subject to change in shares price	(2,650)	(66,251)	(132,501)
Total (1)		(41,242)	(730,461)	(1,460,921)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(50,122)	(976,092)	(1,929,668)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(6,507)	(120,208)	(164,668)
Inflation	Exposures subject to change in coupon rates of price indexes	(29,837)	(375,276)	(751,846)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(17,837)	(282,470)	(525,593)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(2,430)	(14,926)	(29,878)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(1,301)	(13,807)	(39,422)
Foreign currency	Exposures subject to foreign exchange	(1,628)	(40,695)	(81,390)
Total (1)		(109,662)	(1,823,474)	(3,522,465)

(1)     Values calculated based on consolidated information of the instituitions.

(2)     Amounts net of taxes.

Scenario 1: a shock of 10 and -10 base points in interest rate curves and 1% price variance (currency), are considered the greatest losses per risk factor;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3:  a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c)  Off-balance-sheet funds under management

Banco Santander has under its management, investment funds for which does not hold any substantial participation interests and does not act as principal over the funds, and therefore no ownership in such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal.

The detail of off-balance-sheets funds managed by the Bank is as follows:

	9/30/2018	12/31/2017
Funds under management	1,899,033	1,747,623
Managed funds	208,772,600	188,728,634
Total	210,671,633	190,476,257

d) Third-party securities held in custody

As of September 30, 2018 and December 31, 2017, the Bank held in custody marketable debt securities and equity instruments totaling R$32,931,760 and R$40,459,429, respectively entrusted to it by third parties.

APPENDIX I – CONSOLIDATED STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 9/30/2018		1/01 to 9/30/2017
Interest and similar income	53,703,972		54,814,833
Fee and commission income (net)	10,342,532		9,289,445
Impairment losses on financial assets (net)	(9,145,062)		(9,011,895)
Other income and expense	(6,398,898)		(1,236,191)
Interest expense and similar charges	(22,506,382)		(28,960,121)
Third-party input	(5,591,666)		(4,569,474)
Materials, energy and other	(576,431)		(365,072)
Third-party services	(2,664,782)		(3,517,350)
Impairment of assets	(454,595)		(123,086)
Other	(1,895,858)		(563,966)
Gross added value	20,404,496		20,326,597
Retention
Depreciation and amortization	(1,300,283)		(1,227,605)
Added value produced	19,104,213		19,098,992
Added value received from transfer
Investments in affiliates and subsidiaries	56,229		53,596
Added value to distribute	19,160,442		19,152,588
Added value distribution
Employee	6,063,942	31.6%	5,823,117	30.4%
Compensation	4,321,961		4,252,813
Benefits	1,172,104		1,072,880
Government severance indemnity funds for employees - FGTS	330,541		303,588
Other	239,336		193,836
Taxes	3,671,628	19.2%	6,081,299	31.8%
Federal	2,982,750		5,610,608
State	210		837
Municipal	688,668		469,854
Compensation of third-party capital - rental	390,880	2.0%	593,935	3.1%
Remuneration of interest on capital	9,033,992	47.1%	6,654,237	34.7%
Dividends and interest on capital	1,800,000		1,500,000
Profit Reinvestment	7,087,705		4,997,756
Profit (loss) attributable to non-controlling interests	146,287		156,481
Total	19,160,442	100.0%	19,152,588	100.0%

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A.
PERFORMANCE REVIEW
In thousands of Brazilian Real - R$, unless otherwise stated

Dear Stockholders:

We present the Performance Review to the Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended September 30, 2018, prepared in accordance with  the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1) Macroeconomic Environment

Banco Santander highlights that it has seen high volatility in the Brazilian market over the last months, due to strong movements in the exchange rate, stock market, interest rate curve, among other assets. In the Bank's view, changes in international scenario and high degree of local uncertainty, especially regarding next government's economic policy guidelines have motivated such market volatility.

Looking at the global scenario, Banco Santander evaluates that some factors have been predominant for the increase in risk aversion, especially regarding emerging countries, such as Brazil. First, the Bank perceives that the end of the trade war between United States and China seems to remain distant, and that this litigation may result in slowing global economic growth. Moreover, in the Bank's view, US economy continues to grow at a strong pace and, in this context, 2018 indicates an intensification of the cycle of rising interest rates in the United States, reducing the differential between its interest rates and those of other countries. According to Banco Santander, both factors have led to a worsening global financial conditions, exposing the fragile macroeconomic fundamentals of some (mainly emerging) countries and resulting in crises, as is the case of Argentina and Turkey. In the Bank's view, this worsening have also affected Brazilian assets, although its external fundamentals remain strong (high volume of international reserves and foreign investments, as well as low current account and debt deficits). The combination of these factors, in Banco Santander's analysis, explains the USD strengthening movement against most currencies, explaining a significant part of BRL devaluation seen over the last months. It is worth mentioning though that Santander assigns an optimistic bias to Brazil's risk perception, given the growing expectation that much-needed fiscal adjustments will be implemented. In this context, Santander believes the possibility of a significant decline in country risk and, therefore, Banco Santander expects Brazil’s exchange rate to reach 3.50 BRL/USD at the end of 2018 and 4.00 BRL/USD at the end of 2019.

Regarding the economic activity, Banco Santander revised 2018 economic growth forecast for Brazil from 2.0% to 1.5%. The deterioration in the international balance of risks and the increase of local uncertainties have shaken business and consumer confidence in the recent period, thus reducing the pace of GDP growth.

Despite the worsening Brazil's financial conditions in the short term, Banco Santander's expectation for economic growth in 2019 is still 3.2%, due to the solid macroeconomic fundamentals. The Bank reinforces its perspectives: inflation under control (it should remain at the target this and next year), balanced external accounts and improvement in the credit market. Given all these factors, Banco Santander expects interest rates to remain at low levels for a long time, since inflation expectations are still contained and the level of spare capacity in the Brazilian economy is huge. In fact, Santander projects a maintenance of basic interest rate (Selic rate) until 2020 – in other words, the Bank's expectations are 6.50% p.a. for this and next year.

Banco Santander forecasts for growth, inflation and low interest rates are based on the continuity of the reform agenda in the Brazilian economy, especially in the fiscal field. Banco Santander reiterates the assessment that the willingness and commitment of the next government to seek stabilization of the public debt as well as to maintain a sustainable economic policy will be fundamental for the country to achieve long-term economic and social development.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Interest Net Income (2)	31,197.6	25,854.7	20.7	11,057.0	10,321.2	7.1
Income from equity instruments	26.3	69.4	-62.0	4.6	8.2	-43.8
Income from companies accounted for by the equity method	56.2	53.6	4.9	23.3	29.6	-21.4
Fees and Comission (net)	10,342.5	9,289.4	11.3	3,369.6	3,517.7	-4.2
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	(7,262.8)	2,452.8	-396.1	(1,602.7)	(5,729.6)	-72.0
Other operating expense (net)	(441.0)	(391.6)	12.6	(51.5)	(217.7)	-76.3
Total Income	33,918.9	37,328.4	-9.1	12,800.3	7,929.4	61.4
Administrative and personnel expenses	(12,451.6)	(11,695.4)	6.5	(4,257.0)	(4,129.7)	3.1
Depreciation and amortization	(1,300.3)	(1,227.6)	5.9	(437.2)	(431.1)	1.4
Provisions (net)	(1,482.0)	(2,847.0)	-47.9	(747.1)	5.8	-12,875.4
Impairment losses on financial assets and other assets (net)	(9,599.7)	(9,135.0)	5.1	(3,007.0)	(3,509.7)	-14.3
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(17.9)	1.2	-1,622.9	(6.4)	(4.9)	30.8
Gains (losses) on non-current assets held for sale not classified as discontinued operations	39.9	(356.3)	-111.2	11.4	24.8	-54.0
Operating Profit Before Tax (1)	9,107.2	12,068.2	-24.5	4,357.0	(115.4)	-3,875.9
Income taxes	(73.3)	(5,414.0)	-98.6	(1,116.2)	3,036.9	-136.8
Consolidated Net Income	9,034.0	6,654.2	35.8	3,240.8	2,921.5	10.9

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect (according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Operating Profit Before Tax	9,107.2	12,068.2	-24.5	4,357.0	(115.4)	-3,875.9
Income Tax and Social Contribution (hedge)	7,005.0	(596.4)	-1,274.5	1,584.5	5,269.6	-69.9
PIS/Cofins (hedge)	406.5	(64.6)	-728.8	(69.9)	460.1	-115.2
Adjusted Operating Profit Before Tax	16,518.7	11,407.2	44.8	10,904.3	5,614.3	94.2

INCOME TAXES (R$ Millions)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Income taxes	(73.3)	(5,414.0)	-98.6	(1,116.2)	3,036.9	-136.8
Income Tax and Social Contribution (hedge)	(7,005.0)	596.4	-1,274.5	(1,584.5)	(5,269.6)	-69.9
PIS/Cofins (hedge)	(406.5)	64.6	-728.8	69.9	(460.1)	-115.2
Adjusted Income taxes	(7,484.7)	(4,753.0)	57.5	(2,630.9)	(2,692.8)	-2.3

1) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches, and the Subsidiary Santander Brasil EFC

Banco Santander operates branchs in the Cayman Islands, Luxembourg and a subsidiary in Spain called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax net income.

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCHES AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Exchange Variation	8,376.2	(729.0)	-1,249.1	1,810.1	6,382.2	-71.6
Derivative Financial Instruments	(15,787.6)	1,390.0	-1,235.8	(3,324.7)	(12,112.2)	-72.6
Income Tax and Social Contribution	7,005.0	(596.4)	-1,274.5	1,584.5	5,269.6	-69.9
PIS/Cofins - Tax Expenses	406.5	(64.6)	-728.8	(70.0)	460.1	-115.2

2) Interest Net Income

On September 30, 2018, the increase compared to the same period of the previous year was mainly due to the increase in the average volume of the portfolio and the positive effect of the greater participation of retail in the results.

3) Other Events

3.1) Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

3.2) Recoverable Value Assessment

On September 30, 2018, it mainly includes the recognition by Banco Santander of impairment losses in the amount of R$306 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets.

Analysis of Income by Segment

The Bank has two segments, commercial (except for the Corporate Banking business managed globally using the Global Relationship Model - Global Model of Relationship) and the Global Wholesale Banking segment includes the Investment Banking and markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	9M18	% in profit before tax	9M17	annual changes %	3Q18	% in profit before tax	2Q18	quarter changes %
Commercial Bank (1)	6,453.9	70.9	9,274.2	-30.4	7,558.0	82.0	(1,104.1)	784.5
Global Wholesale Banking	2,653.3	29.1	2,794.1	-5.0	1,664.6	18.0	988.7	-68.4
Operating Profit Before Tax	9,107.2	100.0	12,068.3	-24.5	9,222.6	100.0	(115.4)	8,091.9

 (1) On September 30, 2018 and 2017, includes in the Commercial Bank, the foreign exchange hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$ 13,865.3 million and R$ 8,613.1 million, respectively.

General Expenses

The other administrative expenses totaled R$5.602,9 million and R$5.111,3 million on September 30, 2018 and 2017, respectively. The personnel expenses totaled R$6.848,7 million and R$6.584,1 million on September 30, 2018 and 2017, respectively. The other administrative expenses increased 9,6% and the personnel expenses increased 4,0% YoY. These changes are mainly due to the increase in variable expenses related to the commercial intensity of Banco Santander.

GENERAL EXPENSES (R$ Millions)	9M18	9M17	annual changes%	3Q18	2Q18	quarter changes %
Other Administrative Expenses	(5,602.9)	(5,111.3)	9.6	(1,954.0)	(1,868.7)	4.6
Personnel Expenses	(6,848.7)	(6,584.1)	4.0	(2,303.0)	(2,261.0)	1.9
Total General Expenses	(12,451.6)	(11,695.4)	6.5	(4,257.0)	(4,129.7)	3.1

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	sep/18	dec/17	sep/18 vs. dec/17 changes %
Cash and Balances with the Brazilian Central Bank	117,408.9	100,866.1	16.4
Financial Assets Held For Trading	-	52,439.6	-100.0
Financial Assets Measured At Fair Value Through Profit Or Loss	54,124.2	-	100.0
Other Financial Assets at Fair Value in Results	1,657.3	1,692.1	-2.1
Available-For-Sale Financial Assets	-	85,823.4	-100.0
Financial Assets Measured At Fair Value Through Other Comprehensive Income	77,170.1	-	100.0
Held to maturity investments	-	10,214.5	-100.0
Loans and Receivables	-	322,336.8	-100.0
Financial Assets Measured At Amortized Cost	376,430.7	-	100.0
Hedging Derivatives	335.8	192.8	74.2
Non-Current Assets Held For Sale	1,215.5	1,155.5	5.2
Investments in Associates and Joint Ventures	1,017.9	866.6	17.5
Tax Assets	33,401.0	28,825.7	15.9
Other Assets	4,798.0	4,578.3	4.8
Tangible Asset	6,359.4	6,509.9	-2.3
Intangible Asset	29,918.5	30,202.0	-0.9
TOTAL ASSETS	703,837.2	645,703.0	9.0
Financial Liabilities Held For Trading	-	49,322.5	-100.0
Financial Liabilities Measured At Fair Value Through Profit Or Loss	42,057.1	-	100.0
Financial Liabilities at Amortized Cost	538,370.7	478,880.7	12.4
Hedge Derivatives	192.7	163.3	18.0
Provisions	14,014.0	13,986.9	0.2
Tax Liabilities	7,499.2	8,248.0	-9.1
Other Liabilities	10,022.9	8,013.9	25.1
TOTAL LIABILITIES	612,156.6	558,615.4	9.6
Total Equity	91,680.6	87,087.6	5.3
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	703,837.2	645,703.0	9.0

Initial Adoption - IFRS 9

The quarterly statements, in accordance with IFRS, were prepared on March 30, 2018 for the first time in accordance with the requirements of IFRS9, with prospective adoption as allowed by the referred rule. The statements include special information for the registration of the new standard, such as:

 - revision of the main balance sheet and demonstration headline nomenclatures in 2010;

 - Detail of the new practices adopted by the Bank;

 - for the power of the provision of the date of the financial instruments;

 The reconciliation of inputs and equity effects of January 1, 2018 (opening) after the acquisition of the new accounting standard, is shown in item 2.4 Stockholders' Equity.

Funding

Total funding (deposits of Brazil Central Bank and deposits of credit institutions, deposits from clients, marketable debt securities, subordinated liabilities and debt instruments eligible to compose capital) reached R$494,279.9 million on September 30, 2018 and R$434,620.0 on December 31, 2017, increasing 13.7% in the period.

FUNDING (R$ Million)	sep/18	dec/17	sep/18 vs. dec/17 changes %
Deposits of Brazil Central Bank and Deposits of Credit Institutions	87,684.5	79,374.7	10.5
Deposits from Clients	322,083.0	276,042.1	16.7
Marketable Debt Securities	74,390.3	70,247.0	5.9
Subordinated Liabilities	-	519.2	-100.0
Debt Instruments Eligible to Compose Capital	10,122.1	8,436.9	20.0
Total Funding	494,279.9	434,620.0	13.7

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	sep/18	dec/17	sep/18 vs. dec/17 changes %
Loans and amounts due from credit institutions, gross	39,190.1	32,369.1	21.1
Impairment losses	-	(69.0)	-100.0
Loans and amounts due from credit institutions, net	39,190.1	32,300.1	21.3
Loans and advances to customers, gross	311,606.8	287,829.2	8.3
Impairment losses	(19,543.3)	(15,409.1)	26.8
Loans and advances to customers, net	292,063.5	272,420.2	7.2
Debt instruments	47,868.5	20,400.1	134.6
Impairment losses	(2,691.4)	(2,783.6)	-3.3
Debt instruments, net	45,177.1	17,616.5	156.4
Total Loans and Receivables	376,430.7	322,336.8	16.8

Impairment losses on financial assets (net)

The expenses for impairment losses, reduced by loans previously charged off, totaled R$9.145,1 million and R$9.011,7 million in the third quarter ended on September 30, 2018 and 2017, respectively, increasing 1,5%.

2.4) Stockholders’ Equity

On September 30, 2018, Banco Santander consolidated stockholders’ equity presented an increase of 5.3%, compared to December, 2017.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$  148.9  million and which includes as the main event the changes in fair value of certain operations, the net income of the period in the amount of R$  9,034.0  million and reduced by the effects of the first adoption of IFRS 9 in the amount of R$  1,541.8  million and the highlight of Interest on Capital in the amount of R$1,200 million and Dividends in the amount of R$600 million.

Initial Adoption - IFRS 9

Reconciliation of the effects on Stockholders' Equity of January 1, 2018 (opening) after the adoption of the new accounting standard.

Reconciliation of Stockholders' Equity R$ Million
Shareholders' equity before adjustments to IFRS 9 (12/31/2017)	87,088
Allowance for doubtful accounts	(2,149)
Provision for contingent commitments	(675)
Remesuration of assets arising from the new categories	18
Interest income	238
Deferred income tax	1,026
Shareholders' equity after adjustments to IFRS 9 (01/01/2018)	85,546

Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

	sep/18	dec/17
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	1,773	25,786
Cancellation	-	(32,276)
Shares Acquisitions	13,559	12,768
Payment - Share-based compensation	(4,272)	(4,505)
Treasury shares at end of the period	11,060	1,773
Subtotal - Treasury Shares in thousands of reais	R$ 365,733	R$ 148,246
Emission Costs in thousands of Reais	R$ 232	R$ 194
Balance of Treasury Shares in thousands of reais	R$ 365,965	R$ 148,440
Cost/market Value	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 27.55	R$ 24.41
Maximum cost	R$ 36.98	R$ 32.29
Market value	R$ 27.64	R$ 27.64

In the nine-month period ended September 30, 2018, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	09M18	12M17
Interest on capital	1,200.0	3,800.0
Intercalary Dividends	600.0	2,500.0
Total	1,800.0	6,300.0

2.5) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital for the base year 2017 was 10.5%, composed by 9.25% of Minimum Regulatory Capital plus 1.25% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 7.25% and the Minimum Main Capital to 5.75%.

For the base year 2018, the requirement for Regulatory Capital increased to 11.0%, including 8.625% of Minimum Regulatory Capital and a further 2.375% of Principal Capital Additional, being 1.875% of the additional conservation portion and 0.5% of the additional systemic portion. The Tier I reaches 8.375% and the Minimum Principal Capital 6.875%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	sep/18	dec/17
Basel Index - consolidated	15.26	15.83

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2018 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Santander Leasing S.A. Arrendamento Mercantil	14,962.6	5,791.2	358.7	1,921.3	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	43,124.8	1,953.9	508.5	37,077.3	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,760.4	3,613.9	61.0	1,793.5	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	2,658.4	2,483.2	281.4	0.0	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	23,359.2	2,081.8	344.4	0.0	88.50%
Banco Bandepe S.A.	4,332.4	3,163.5	168.1	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,057.4	604.1	74.2	0.0	100.00%

(1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules issued by Bacen.

3) Other Events

3.1) Non-Current Assets Held for Sale

On June 30, 2018, the Management of Banco Santander revalued its strategy on the investment in the company Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA), a company that owns the Santander Theater, and decided to transfer the item non-current assets held for sale to interests in affiliates and subsidiaries.

3.2) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.3) Adhesion to Tax Debt Installment Programs

In October 2017 the Bank also joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million. The result recorded a reversal of provisions, net of tax effects, in the amount of R$96 million.

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534 million, after the benefits of the installment program, of which R$192 million was paid in August 2017 and R$300 million in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$492 million.

3.4) Market Maker Services

On December 28, 2017, the Bank announced the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. as the market maker services provider for the Stocks Deposits Certificates (Units) issuance by the Bank, under the code SANB11, traded by B3 – Brasil, Bolsa, Balcão S.A. (B3 S.A.) (current name of BM&Bovespa – Bolsa de Valores, Mercadorias e Futuros), which is replacing Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A.. The new market maker has began its activities on January 2, 2018.

3.5) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Stockholder.

3.6) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19 and, 2018, respectively, the totality of shares of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática S.A., formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61 million and R$43 million, respectively. The parties involved in the transaction had Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33 million, through the issuance of 11,783,900 shares, without par value, entirely subscribed and paid by Banco Santander. On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A.

b) Formation of Santander Auto

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, the partnership was approved by CADE, on April, 30, was approved by the Brazilian Central Bank and, on May, 15, SUSEP's prior approval was obtained.

On October 9, through transformation of the vehicle company L.G.J.S.P.E. INVESTMENTS AND PARTICIPATIONS S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000,000.00. The start of Santander Auto's operations still depends on the authorization to operate of SUSEP.

c) Purchase of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly owned subsidiary of Banco Santander (Note 15), entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações S.A. e Gestora de Investimentos Ipanema S.A. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Brazilian Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito S.A., were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285 million, so that the capital stock increased from R$66 million to R$351 million. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, the BEN Benefícios e Serviços S.A., 100% owned by Banco Santander S.A., was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similars vouchers, via printed or electronic and magnetic cards. In the EGM held on August 1st, 2018, BEN Benefícios e Serviços SA was increased by R$ 45 million, the capital stock to the amount of R$ 45,001,000.00, divided into 45,001,000 registered common shares and without nominal value, fully owned by Santander Brasil. The Bank estimates that the Company’s operations should begin between the last quarter of 2018 and the beginning of 2019.

f) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The bank shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital. On a Presidential Decree of September 18th, 2017, the Brazilian government recognized its interest in the foreign shareholding on the bank. In September 27, 2017, the Brazilian Central Bank issued its positive manifestation in favor of the project. On April 11, 2018, Aymoré CFI and Hyundai Capital formed, with an equity share of 50% held by Aymoré and 50% held by Hyundai Capital, a limited liability company named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., a non-operational entity which, on May 8th, 2018, was converted into a stock corporation named Banco Hyundai Capital Brasil S.A., and had its capital stock increased in the amount of R$ 99,995, amounting the total share capital of R$ 100,000, divided into 100,000,000 nominative common shares without par value. The bylaws of Banco Hyundai Capital Brasil S.A. are under analysis before the Brazilian Central Bank and its role as a financial institution under a multiple bank category is subject to issuance by the Brazilian Central Bank of an authorization to operate. Aymoré CFI holds the control of such entity.

g) Investment in Loop Gestão de Pátios S.A.

In June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Santander Brasil, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire a corporate interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (Loop), through capital increase and issuance of new shares of Loop to be fully subscribed and paid up by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On 25 September 2018, the operation was completed with the increase of the capital stock with issuance of shares representing 51% of the equity interest in Loop, which were fully subscribed and paid-in part Webmotors S.A.

h) Constitution of Esfera Fidelidade S.A.

In August 14, 2018, Esfera Fidelidade S.A. was incorporated, 100% owned by Banco Santander, which will act in the development and management of customer loyalty programs.

i) Other Corporate Movements

The following corporate acts were also carried out:

• In the EGM held on March 23rd, 2018, the company Atual Companhia Securitizadora de Créditos Financeiros had its name changed to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. In the same EGM, was resolved the company’s capital increase in the amount of R$ 150,000, amounting the full share capital of R$ 270,000, divided into 265,419,392 nominative common shares and without par value, entirely held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia - Ferbasa SA and Brazil Wind S.A. executed agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind S.A. to Ferbasa. The basic price of the total sale was R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. This investment was written off, as a result the assets and liabilities of BW Guirapa I S.A. and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet as of January 1st, 2018. On April 2, 2018, the transaction was concluded (Notes 15 and 33).

• On November 30, 2017, the merger of Merger Santander Serviços by Santander Corretora de Seguros was approved (Note 15). With the extinction of Santander Serviços, Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Brazilian Central Bank issued an official letter with its positive manifestation in favor of the transaction, the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços was formalized. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger of Santander Brasil Advisory by Santander Corretora de Seguros was approved. With the extinction of Santander Brasil Advisory, the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger of Santander Microcrédito by Santander Corretora de Seguros was approved. With the extinction of Santander Microcrédito, Santander Corretora de Seguros became its successor in all its rights and obligations.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Bank is convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. The actions are based on establishing close and long-lasting relationships with customers, suppliers and stockholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•  Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.

•  Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between loan, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

•  Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.

•  Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

In this quarter the Bank highlights the solid profitability performance, which reflects our sustainable business model and the focus on improving customer experience and satisfaction. As a result, the Bank increased our client base and expanded the NPS (Net Promoter Score) indicator, which proves the improvement in the services. The Bank continues to capture the synergies of the ecosystem along with the continuous strive for operational excellence that is already showing results. All these achievements are derived from the high engagement level of our employees and strong internal culture. Among the initiatives in the quarter, we highlight:

People

Engaged employees foster the sustainability of the business. The Bank continued to work on key fronts, such as cultivating clear and horizontal communication of top management with employees, promoting meritocracy, encouraging individual leadership in technical training and intrapreneurship.

During the quarter, the Bank was recognized, for the 3rd consecutive year, as one of the best companies to work for in Brazil, according to the GPTW (Great Place to Work) survey. The jump of 14 positions from last year shows the consolidation of the internal culture and employee engagement.

Customer loyalty

The high level of employee engagement, combined with the innovations and continuous quest for operational efficiency, points us in the right direction towards excellence in our services. This quarter, our NPS (Net Promoter Score), a tool used to gauge customer experience, reached 55 points, which represents 4.0 points rise compared to the previous quarter.

As a result of the actions, the Bank further expanded the customer base, highlighted by active current account holders, who have been growing for 40 months in a row.

Retail

•  Cards: we continued to accelerate our business opportunities by launching the NFC tag (technology for contactless payments) for watch bands, which complements the Santander Pass offering. In addition to that, as of this quarter, non-account holders are able to sign up for the credit card at our branches. With the purpose of broadening our product offering, the AAdvantage® credit card has incorporated the debit function and is being marketed at special rates for current account holders. Total turnover grew 19% YoY in 3Q18, the eleventh consecutive quarter of double-digit growth The market share growth in credit portfolio reached 12.9%, went up 1.2 p.p. YoY (Brazilian Central Bank, as of September 2018).

•  Payroll Loans: the high production level allowed us to expand our loan market share to 9.8% (Brazilian Central Bank, as of September 2018), a 2.0 p.p. increase in twelve months. In the quarter, the number of contracts generated through our digital channels advanced 1.3 times QoQ, reflecting good customer acceptance.

•  Real Estate: mortgage origination increased by 2.3 times (Brazilian Central Bank, cumulative figures between January and September 2018) in comparison with the same period of the previous year. The industrialization of our internal processes already shows advances in efficiency: application time (Comparison between Jan-18 and Sept-18) reduced 18% while agreements assued (Comparison between the average of the last vintages between Jan-18 and Sept-18) increased by 1.1 times.

Agro

The Bank maintained our position as the agribusiness partner bank by providing quality services and an assertive offering catered to the entire production chain. During the quarter, the Bank announced the winners of the Novo Agro Award, in partnership with Esalq-USP, which recognizes and celebrates the good practices of national producers and entrepreneurship. The Bank also inaugurated two agribusiness-dedicated stores, totaling 18 spaces at the end of September 2018. As a result of the improvement of our processes application time (Comparison between Jan-18 and Sept-18) fell 26% and agreements issued (Comparison between the average of the last vintages between Jan-18 and Sept-18) increased by 2.9 times.

The Bank was recognized by the Visão Agro Centro-Sul Award (Executed by AR Empreendimentos and supervised by GEGIS (Grupo de estudos do setor sucroenergético) and Revista Visão da Agroindústria) as the biggest supporter of transformation in the sugarcane agribusiness in Brazil.

Getnet

Total revenue grew 35% in twelve months while market share expanded 2.8 p.p. YoY reaching 14.0% (ABECS – Acquirers, as of June 2018). To support the e-commerce segment we launched in this quarter, platform that provides the financial intermediation between the marketplace and storekeepers also includes several financial services. Among the financial services provided, the Bank highlights the acceptance and generation of bills, sales conciliation, anti-fraud system, among others. Thus, we strengthen our position in e-commerce. In addition, the Bank announced the digital POS that will assist the clients in managing their businesses and the strategy is to offer customized solutions to market niches. In order to reach more clients, in this quarter we included service kiosks in streets markets to offer Superget among others financial products.

SMEs

The Bank continued to gain market share (Brazilian Central Bank, as of June 2018), which reached 11.5% (+2.7 p.p. YoY).

The strategy is based on sector-oriented offers, with specialized service, and a non-financial offering through the "Avançar" Program. This quarter, we included basic education in our sector-oriented portfolio through a monthly tuition payment solution via credit card, which was developed in collaboration with Getnet. Moreover, it also includes non-financial offerings, such as access to Universia and the learning management platform. Within the scope of the "Avançar" Program, the Bank inaugurated 5 spaces to hold events and entrepreneur meetings. All of these factors help us keep expanding our customer base and strengthening loyalty.

Strengthening leading businesses

Santander Financiamentos: the market share (Brazilian Central Bank, as of September 2018. Total market share of vehicles, considering individuals and companies) reached 23.8% (+1.3 p.p. in twelve months), sustaining our leadership in the segment. This quarter, The Bank was once again pioneer in the sector with the launch of +Fidelidade, an incentive model to store owners based on their level of loyalty and relationship with the bank. In addition, the Bank enhanced the customer's after-sales process, through several functionalities in an online portal that provides autonomy and practicality. As a result, the Bank have already seen an increase in the segment's NPS, as well as greater operational efficiency.

Webmotors: the Cockpit tool maintains a good implementation pace in stores and a high level of activation, reaching 78%. This platform brings together several solutions for the entire process of buying and selling vehicles and one of its functions is to improve sales conversion. Since its launch, 86% of leads received information on buyers from the Cockpit.

Santander Corporate & Investment Banking (SCIB):

The Bank is still recognized as leaders:

Financial advisory for financing and concession auctions and finance structuring, according to Anbima and advisor in Brazil and LATAM according Dealogic (Financial Advisory in the Americas. Dealogic. 9M18 and Financial Advisory – leadership since 2008, ANBIMA 2017).

In the foreign exchange market according to the Brazilian Central Bank (Cumulative between Jan-18 and Sept-18).

Santander Corretora was ranked in the 1st place in stock recommendation by newspaper Valor Econômico. (Considering the performance from January through August 2018).

Sustainability

In the Sustainability space, the Bank maintained our leadership in the microcredit market through the “Prospera” program, whose credit portfolio at the end of September 2018 grew 47% in twelve months. In Universidades segment (higher education), the Bank held “Preparadão Universia,” an education festival that had workshops, booths with educational institutions and the biggest class in the world. This reinforces Grupo Santander's position as the company that invests the most in education in the world – in Brazil alone, we have awarded around 11.3 thousand scholarships since 2015.

The Bank expanded the activities in the promotion of clean energy through a new credit line which finances solar energy equipment and can be hired directly at the branches. The Bank believes in this market’s potential in the upcoming years and thus we are strengthening our positioning.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

(1). Last updated July 11, 2018.

(2). Last updated August 20, 2018.

6) Corporate Governance

The Board of Directors approved, at a meeting held on October 30, 2018, the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended September 30, 2018.

The Board of Directors approved, at a meeting held on September 28, 2018, the proposal to highlight and pay Interest on Capital, in the gross amount of R$600 million, for payment as from October 26, 2018, without any remuneration in title monetary restatement.

At a meeting held on August 28, 2018, the Board of Directors approved the appointment of Ms. Monique Silvano Arantes Bernardes as the Company's Ombudsman for a one (1) year term.

The Board of Directors approved, at a meeting held on July 24, 2018, the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended June 30, 2018.

The Board of Directors approved, at a meeting held on July 24, 2018, the election, for a complementary term, of Mr. Fernando Carvalho Botelho de Miranda for the position of Director without specific designation of the Company.

At a meeting held on July 3, 2018, the Board of Directors approved the election, for a complementary term, of Mr. Ramon Sanchez Santiago for the position of Director without specific designation of the Company.

The Board of Directors approved, at a meeting held on June 26, 2018, the proposal to highlight and pay Dividends, in the gross amount of R $ 600 million, for payment as from July 27, 2018, without any remuneration in title monetary restatement.

At a meeting held on May 29, 2018, the Board of Directors approved the appointment of Mr. Valdemir Moreira de Lima as the Company's Ombudsman for a term of one (1) year, with effect from May 9, 2018.

The Board of Directors approved, at a meeting held on June 14, 2018, the election, for a complementary term, of Mr. Alberto Monteiro de Queiroz Netto for the position of Director without specific designation of the Company.

At a meeting held on May 10, 2018, the Board of Directors approved the election of the members of the Company's Audit Committee for a one-year term, namely: Ms. Deborah Stern Vieitas, as Coordinator; Mr. Luiz Carlos Nannini, as a qualified technical member; Ms. Maria Elena Cardoso Figueira and Mr. Júlio Sergio de Souza Cardozo, as members.

The Board of Directors approved, at a meeting held on April 24, 2018, the Consolidated Individual Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Bank and the Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS), in accordance with the IASB and interpretations of the IFRS Interpretation Committee for the period ended March 31, 2018.

The Board of Directors approved, at a meeting held on April 18, 2018, the dismissal of Mr. Cassius Schymura from the position of Director without specific designation of the Company.

The Board of Directors approved, at a meeting held on April 10, 2018: (i) the appointment, for a complementary term, of Mrs. Deborah Stern Vieitas as Coordinator of the Company's Audit Committee, in place of Mr. José Luciano Duarte Penido ,; (ii) the dismissal of Mrs. Deborah Stern Vieitas from the role of Coordinator of the Company's Risk and Compliance Committee; and (iii) the appointment of Mr. Bernardo Parnes as the Coordinator of the Company's Risk and Compliance Committee, for a term of office until the inauguration of those elected at the first Board of Directors Meeting held after the 2019 Ordinary General Meeting.

At a meeting held on March 27, 2018, the Board of Directors approved the proposal to highlight and pay Interest on Own Capital, in the gross amount of R $ 600 million, for payment as of April 26, 2018, without no remuneration for monetary restatement.

The Board of Directors met, at a meeting held on March 16, 2018, the resignation presented by the Director without specific designation Mr. Felipe Pires Guerra de Carvalho.

The Board of Directors met, at a meeting held on March 5, 2018, the resignation presented by the Director without specific designation Mr. Marcelo Zerbinatti.

The Board of Directors ratified, at a meeting held on February 26, 2018, the exoneration, on February 9, 2018, of Mrs. Maria Eugênia Andrade Lopez Santos, the Company's Executive Director.

The Board of Directors, at a meeting held on February 26, 2018: (i) was informed of the resignation presented by the Executive Vice-President Mr. Alexandre Silva D'Ambrosio; and (ii) approved, for a complementary term, the election of Mr. Alessandro Tomao, in his capacity as Executive Vice-President of the Company,.

At a meeting held on February 15, 2018, the Board of Directors approved Banco Santander's Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) for the year ended December 31, 2017.

The Board of Directors approved at a meeting held on February 1, 2018: (i) the election, for a complementary term, of Carlos Aguiar Neto, Claudenice Lopes Duarte, Germanuela de Almeida de Abreu, Gustavo Alejo Viviani, José Teixeira de Vasconcelos Neto and Rodrigo Cury, as Officers without Specific Designation; ; and (ii) the election of Mr. René Luiz Grande, as a member of the Company's Risk and Compliance Committee, for a complementary mandate.

The Board of Directors approved, at a meeting held on January 29, 2018, the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bank, for the year ended on December 31, 2017.

The Board of Directors approved, at a meeting held on January 3, 2018, the dismissal of Mr. Conrado Engel, Senior Executive Vice-President of the Company.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the new resolution. We haven´t identified relevant impacts resulting from this standard.

Types of Risk

•   Credit Risk

•   Market Risk

•   Operacional Risk

•   Compliance Risk

•   Money Laundering and Terrorism Financing Risk

•   Reputational Risk

•   Social and Environmental Risk

For further information, see explanatory note nº 36 of BRGAAP’s publication.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2018.

In the first nine months of 2018, internal control procedures and controls on the information systems of the selected units, according to the work plan for the year, were evaluated, considering the effectiveness of the design and its operation. The Internal Audit informed the Audit Committee and the Board of Directors about the conclusions of the works done during that period, according to its annual plan.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for clients and the best company for employees.

Employees are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with dedicated employees, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of Banco Santander with clients, employees, stockholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

The Bank has a talented team of 47,836 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet clients needs and preferences) and Fair (promoting business and relationships that are good for clients, stockholders and employees). In addition to identifying with the culture, the Banco Santander's employees act in their day to day aligned to it.

9) Sustainable Development

Santander’s Sustainability Strategy is based on three pillars: (i) Efficient and strategic use of Natural Capital, (ii) Potential Development and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and business.

Some of the Sustainability awards and recognitions received in 2018 which demonstrate the consistency of environmental, social and governance practices are: inclusion of Santander Brazil as a constituent of the FTSE4Good Index Series; with the case of Prospera Santander Microcredit, Santander was recognized by the United Nations during the event Sustainable Development Goals in Brazil - The Role of the Private Sector; the Santander Group was recognized as one of the three best banks in the world and the first in Europe by the DJSI (Dow Jones Sustainability Index).

Among the third quarter highlights is the launch of CDC Solar, which aims to finance systems for the generation of photovoltaic solar energy with attractive interest rates, long-term, among other special conditions, enabling financing of up to 100% of the value. Through Responsible Agribusiness until September 30, 2018, 129 clients were trained during events related to Sustainability. In Project Finance financial advisory, the Bank carried out in 2018 R$127 million in investments related to renewable energy. Regarding the major operations, in 2018 Santander participated in Green Bonds issues in the amount of R$621 million for infrastructure projects for power transmission systems.

Prospera Santander Microcredit resulted in more than R$ 818 million of microcredit operations (70% above 2017), with more than 228 thousand active clients and with 96% of compliance rate, also training more than 1,700 micro entrepreneurs.

Through Santander Universities were been granted 1,846 scholarships and signed agreements with 297 Higher Education Institutions until 09/30/2018. Santander is considered the most investing company in education in the world . Amigo de Valor Program, which directs resources from employees, clients and the Bank itself to Funds for Child and Adolescent Rights Councils, has issued a public notice for selection of initiatives that will receive program support in the 2019-2020 cycle. In total, more than 190 council proposals were distributed throughout Brazil.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in nine-month period ended September 30, 2018, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit nine-month period ended September 30, 2018 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of October 30, 2018).

BANCO SANTANDER (BRASIL) S.A.
Executive's Report of Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Banco Santander Executives on September 30, 2018:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officer
José de Paiva Ferreira

Vice-President Executive and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officers Without Designation
Alberto Monteiro de Queiroz Netto

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Ede Ilson Viani

Fernando Carvalho Botelho de Miranda

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Robson de Souza Rezende

Rodrigo Cury

Ronaldo Wagner Rondinelli

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

BANCO SANTANDER (BRASIL) S.A.
Executive's Report of Independent Auditors' Report

For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended September 30, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Audit Committee of the Company.

Banco Santander Executives on September 30, 2018:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officer
José de Paiva Ferreira

Vice-President Executive and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officers Without Designation
Alberto Monteiro de Queiroz Netto

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Ede Ilson Viani

Fernando Carvalho Botelho de Miranda

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Malanga

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto de Oliveira Campos Neto

Robson de Souza Rezende

Rodrigo Cury

Ronaldo Wagner Rondinelli

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 30, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer